FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on December 5, 2013 regarding the convening of the Registrant's Special General Meeting on January 12, 2014

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  December 5, 2013

Elron Electronic Industries Ltd.
(the “Company”)

Re: Immediate Report Regarding the Convening of a Special General Meeting of
the Company's Shareholders

An immediate report is hereby given pursuant to the Companies Law, 5759-1999 (the "Companies Law"), the Securities law, 5728-1968 (the “Securities Law”), the Companies Regulations (Notice of a General Meeting and Class Meeting of a Public Company), 5760-2000, the Companies Regulations (Voting in Writing and Position Statements), 5766-2005, the Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001 (the "Transaction with a Controlling Shareholder Regulations"), and pursuant to the Securities Regulations (Periodic and Immediate Reports), 5730-1970, regarding the summoning of a special general meeting of the Company's shareholders, which will be held on January 12, 2014, At 10:00 at the Company's offices at 3 Azrieli Center, Triangular Tower, 42nd Floor, Tel Aviv, on the agenda of which will be the issues described in this report below.

1.	The Issues on the Agenda and a Summary of the Proposed Resolutions in respect thereof:

On the agenda of the meeting are the following issues:

1.1.	To approve the Compensation Policy for officers of the Company, in the form attached hereto as Exhibit A (the “Compensation Policy”), in accordance with Section 267a of the Companies Law.

1.2.
Subject to the approval of the resolution stated in Section 1.1 above, to approve that the provisions of the Compensation Policy be applied to the presiding CEO, Mr. Ari Bronshtein (the “CEO”), with regard to a bonus plan, in accordance with the conditions set forth in Sections 7-10 and 21 and to any other provision relevant to the variable compensation in the Compensation Policy.

1.3.
Subject to the approval of the resolution stated in Section 1.1 above, to approve that the provisions of the Compensation Policy be applied to the presiding Chairman of the Board, Mr. Arie Mientkavich (the “Chairman of the Board”).

2.
With respect to the issue stated in Section 1.2 above, set forth below is a summary of the engagement and the main conditions thereof pursuant to the provisions of the Transaction with a Controlling Shareholder Regulations

It is proposed to approve that the provisions of the Compensation Policy be applied to the presiding CEO, Mr. Ari Bronshtein (hereinafter: the “CEO”), with regard to a bonus plan, in accordance with the conditions set forth in Sections 7-10 and 21 and to any provision relevant to the variable compensation in the Compensation Policy.

For additional details in respect of such resolution, see Part C of this report below.

3.	Controlling Shareholders which have a Personal Interest in the Transaction and the Nature of their Personal Interest

To the Company's best knowledge, Discount Investment Corporation Ltd. ("DIC"), the controlling shareholder of the Company, might, for the sake of caution, be deemed to have a personal interest in approving application of the Compensation Policy’s provisions to the CEO, with regard to the bonus plan, in light of the fact that the CEO also serves as an officer (Vice president) of DIC.

In addition, to the Company's best knowledge, IDB Development Corporation Ltd ("IDB Development") and IDB Holdings Corporation Ltd. ("IDB Holdings") are considered  as  indirect controlling shareholder of the Company by virtue of their control of DIC which is considered as the controlling shareholder of the Company as detailed above. Therefore, for the sake of caution, IDB Development and IDB Holdings may be considered as having a personal interest in the approval of the said decision due to them being controlling shareholders of DIC and the Company.

4.	Names of the Directors who have a Personal Interest in Approval of the Engagement and the Nature of their Personal Interest

The directors specified below might, for the sake of caution, be deemed to have a personal interest in the approval of the resolution stated in Section 1.2 above: Arie Mientkavich, Hadar Udler and Rona Dankner. The personal interest of Messrs. Arie Mientkavich, Hadar Udler and Rona Dankner in the approval of said resolution derives from their office and/or the office of their relatives as directors and/or as officers and/or employees and/or from their being interested parties and/or relatives of interested parties of DIC and/or companies which control it.

5.	Location and Date of the Meeting

A special general meeting of the Company's shareholders will be convened on January 12, 2014, at 10:00, at the Company's office at 3 Azrieli Center, Triangular Tower, 42nd floor, in Tel Aviv, on the agenda of which will be the issued described herein.

6.	The Record Date

The record date for the purpose of a shareholder's entitlement to participate in and vote at the Meeting, pursuant to Section 182 of the Companies Law, is the end of the trading day on the Tel Aviv Stock Exchange Ltd. occurring on December 12, 2013 (the "Record Date"). In the event that no trade shall be carried out on the Record Date, the Record Date will be the last trading day that preceded such date.

7.	The Majority Required

7.1.
The majority required for adoption of the proposed resolutions specified in Sections 1.1 and 1.2 of this report is a majority of the shareholders who are entitled to vote and who are participating in the vote, either in person or through an attorney (including by proxy or voting card), provided that one of the following is fulfilled:

(1)
The count of the majority votes at the general meeting includes a majority of all of the votes of the shareholders who are not controlling shareholders of the Company or who do not have a personal interest in the approval of the Compensation Policy or the approval of the terms of office and employment of the CEO (as applicable), who are participating in the vote; The count of all of the votes of the said shareholders shall exclude abstaining votes;

(2)	The total dissenting votes from among the shareholders stated in subsection (1) above shall not have exceeded the rate of two percent of all of the Company's voting rights.

7.2.
The majority required for adoption of the proposed resolution specified in Section 1.3 above is a regular majority of the votes of the Company's shareholders entitled to vote and participating in the vote, either in person or by proxy.

8.	Legal Quorum and Adjourned Meeting

A legal quorum shall be formed upon the presence, either in person or by proxy, of at least two shareholders holding, in total, more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time that shall be scheduled for the opening of the meeting. In the absence of a legal quorum at the general meeting one half hour after the time scheduled for commencement of the meeting, the general meeting shall stand adjourned to the same day the following week, at the same time and location. If no legal quorum shall be formed at the adjourned meeting one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, who is present, either in person or by proxy, shall constitute legal quorum.

9.	Inspection of the Documents

9.1.
A copy of this report, the documents as stated in Section 5 of the Transaction with a Controlling Shareholder Regulations, and the language of the proposed resolutions may be inspected at the Company’s offices at 3 Azrieli Center (Triangular Tower, 42nd floor), Tel Aviv, by telephone appointment with the Company's secretariat at 972-3-6075555 on Sundays – Thursdays (excluding holiday eves and holidays) between 9:00 a.m. and 4:00 p.m. until the date of convening of the meeting, and on the Israeli Securities Authority's website at: https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il.

9.2.	In addition, the English translated version of this report will also appear on the distribution website of the SEC at: http://www.sec.gov.

Elron Electronic Industries Ltd.
(the “Company”)

December 5, 2013

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim St.	54 Achad Ha’am St.
Jerusalem 95464	Tel Aviv 65202

Via Magna	Via Magna

Re: Immediate Report
Regarding the Convening of a Special General Meeting of the Company's Shareholders

An immediate report is hereby given pursuant to the Companies Law, 5759-1999 (the "Companies Law"), the Securities law, 5728-1968 (the “Securities Law”), the Companies Regulations (Notice of a General Meeting and Class Meeting of a Public Company), 5760-2000, the Companies Regulations (Voting in Writing and Position Statements), 5766-2005, the Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001 (the "Transaction with a Controlling Shareholder Regulations"), and pursuant to the Securities Regulations (Periodic and Immediate Reports), 5730-1970, regarding the summoning of a special general meeting of the Company's shareholders, which will be held on January 12, 2014, at 10:00 at the Company's offices at 3 Azrieli Center, Triangular Tower, 42nd Floor, Tel Aviv, on the agenda of which will be the issues described in this report below.

1.	The Issues on the Agenda and a Summary of the Proposed Resolutions in respect thereof:

On the agenda of the meeting are the following resolutions:

1.1.	To approve the Compensation Policy for officers of the Company, in the form attached hereto as Exhibit A (the “Compensation Policy”), in accordance with Section 267a of the Companies Law.

For additional details in respect of such resolution, see Part B of this report below.

1.2.
Subject to the approval of the resolution stated in Section 1.1 above, to approve that the provisions of the Compensation Policy be applied to the presiding CEO, Mr. Ari Bronshtein (the “CEO”), with regard to a bonus plan, in accordance with the conditions set forth in Sections 7-10 and 21 and to any other provision relevant to the variable compensation in the Compensation Policy.

For additional details in respect of such resolution, see Part C of this report below.

1.3.
Subject to the approval of the resolution stated in Section 1.1 above, to approve that the provisions of the Compensation Policy be applied to the presiding Chairman of the Board, Mr. Arie Mientkavich (the “Chairman of the Board”).

For additional details in respect of such resolution, see Part D of this report below.

Part A – Details of the Convening of the General Meeting

2.	The Record Date

The record date for the purpose of a shareholder's entitlement to participate in and vote at the Meeting, pursuant to Section 182 of the Companies Law, is the end of the trading day on the Tel Aviv Stock Exchange Ltd. occurring on December 12, 2013 (the "Record Date"). In the event that no trade shall be carried out on the Record Date, the Record Date will be the last trading day that preceded such date.

3.	Legal Quorum and Adjourned Meeting

A legal quorum shall be formed upon the presence, either in person or by proxy, of at least two shareholders holding, in total, more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time that shall be scheduled for the opening of the meeting. In the absence of a legal quorum at the general meeting one half hour after the time scheduled for commencement of the meeting, the general meeting shall stand adjourned to the same day the following week, at the same time and location. If no legal quorum shall be formed at the adjourned meeting one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, who is present, either in person or by proxy, shall constitute legal quorum.

4.	The Majority Required

4.1.
The majority required for adoption of the proposed resolutions specified in Sections 1.1 and 1.2 of this report is a majority of the shareholders who are entitled to vote and who are participating in the vote, either in person or through an attorney (including by proxy or voting card), provided that one of the following is fulfilled:

4.1.1.
The count of the majority votes at the general meeting includes a majority of all of the votes of the shareholders who are not controlling shareholders of the Company or who do not have a personal interest in the approval of the Compensation Policy or the approval of the terms of office and employment of the CEO (as applicable), who are participating in the vote; The count of all of the votes of the said shareholders shall exclude abstaining votes;

4.1.2.	The total dissenting votes from among the shareholders stated in subsection (1) above shall not have exceeded the rate of two percent of all of the Company's voting right.

4.2.
The majority required for adoption of the proposed resolution specified in Section 1.3 above is a regular majority of the votes of the Company's shareholders entitled to vote and participating in the vote, either in person or by proxy.

5.	Manner of Voting

5.1.
A shareholder who wishes to participate in and vote at the meeting will be entitled to do so if he shall have delivered to the Company, before commencement of the meeting, confirmation regarding his ownership of the shares on the Record Date, prepared pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000, as specified below.

5.2.
A shareholder of the Company, may participate in and vote at the meeting in person, or may appoint a proxy who will be able to participate in the general meeting and to vote on his behalf (in accordance with the provisions of the Company’s Articles of Association). A document appointing a proxy (the "Letter of Appointment"), as well as an original power of attorney by virtue of which the Letter of Appointment was signed (if any), must be deposited at the Company's registered office at least 48 hours before the time scheduled for the meeting. The Letter of Appointment shall state both the full names of the principal and of his proxy, as appears at the Registrar of Companies or in the I.D. card (as the case may be), their number at the Registrar of Companies or their I.D. numbers (as the case may be), and the place of their incorporation or their passport country (as the case may be).

5.3.
Pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000, a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the depository's name, who wishes to vote at the Meeting, will provide the Company with confirmation regarding his ownership of the share on the Record Date, which must be received from the TASE member with which his right to the share is registered, as required by the said regulations.

6.	Confirmation of Ownership and Proxy Card

6.1.
A shareholder whose shares are registered with a TASE member, may receive confirmation of the ownership from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery fee only, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account.

6.2.
In addition, shareholders of the Company whose shares are registered with American Stock Transfer ("AST") only, whether they are registered in their name or they hold the same through a broker in the U.S., will be entitled to vote at the meeting by delivering, to AST or to the broker through which the shares are held (as the case may be), a proxy card whose language, in English, will be posted by the Company on the Company's website stated below, and which will be sent to the foregoing shareholders. Voting shall be made by such shareholders only in accordance with the instructions stated in the proxy card. The proxy card must be delivered to AST up to 48 hours before the time of the convening of the meeting (i.e. by January 10, 2014 at 10:00, Israel time).

7.	Voting by Voting Cards and Position Statements

7.1.
A shareholder may vote at the meeting on the proposed resolutions that are on the agenda by a voting card as specified below. The language of the voting card and position statements in respect of the meeting may be found on the distribution website of the Israeli Securities Authority at https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. A shareholder may approach the Company directly and receive therefrom, free of charge, the language of the voting card and the position statements.

7.2.
 A TASE member will send, free of charge, via e-mail, a link to the language of the voting card and the position statements on the distribution website of the ISA to any shareholder who is not registered in the shareholders’ register of the Company and whose shares are registered with the TASE member, unless the shareholder shall have notified such TASE member that he is not interested therein, and provided that the notice shall have been given with respect to a specific securities account and on a date prior to the Record Date.

7.3.	The vote shall be cast on the second part of the voting card, as posted on the distribution website of the Israeli Securities Authority, which is stated above.

7.4.
A shareholder who is registered in the shareholders' register and who wishes to vote in writing shall state his vote on the form and shall deliver it to the Company or send it thereto via registered mail, together with a photocopy of his I.D. card, or a photocopy of his passport, or a photocopy of the certificate of incorporation thereof, as the case may be, such that the voting card shall reach the Company's offices at least seventy-two hours (72 hours) before the time of the convening of the general meeting, i.e. by January 9, 2014 at 10:00. A shareholder who is not registered in the shareholders' register shall deliver or send the voting form to the Company as aforesaid, together with confirmation of ownership, such that the voting form shall reach the Company's offices on such date. The confirmation of ownership may be received from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery fee only, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account.

7.5.	The last date for delivery of position statements to the Company is: December 22, 2013

7.6.
The last date for delivery of the response of the Board of Directors of the position statements, if and insofar as position statements of shareholders shall be submitted, and the Board of Directors shall choose to submit its response to the said position statements, is December 27, 2013.

7.7.	Voting cards and position statements shall be hand delivered or sent via registered mail.

7.8.
A shareholder participating in the vote with respect to the proposed resolutions specified in Sections 1.1 and 1.2, whether in person or by proxy, shall notify the Company, before the vote at the meeting, or if the vote is by voting card – on the voting card by marking in Part B of the voting card in the place designated therefor, whether or not he is deemed as a controlling shareholder of the Company and/or as having a personal interest in the approval of the resolutions on the agenda of the meeting.

The vote of a shareholder who fails to mark the existence or absence of a personal interest and/or of his being a controlling shareholder of the Company (or who shall mark that he has a personal interest but shall fail to specify the nature of the interest) shall not be counted.

7.9.
In accordance with  the Israeli Securities Authority guideline dated November 30, 2011, concerning the disclosure of the manner of voting of interested parties, senior officers and institutional entities at meetings (the “ Guideline”), an interested party, senior officer and institutional investor (the “Voters”) as defined in the Guideline, voting at a meeting on resolutions 1.1 and 1.2 on the agenda, shall deliver to the Company within the framework of their vote, the details required under Section 2(b) of the Guideline and if they voted by proxy, the Voter or proxy shall also disclose such details in respect of the proxy. In addition, any connection between the Voter or the proxy (who is not an interested party) and the Company or any of the controlling shareholders, including employer-employee relations, business relations etc., and their nature, shall be detailed.

8.	Inspection of the Documents

8.1.
A copy of this report, the documents as stated in Section 5 of the Transaction with a Controlling Shareholder Regulations, and the language of the proposed resolutions may be inspected at the Company’s offices at 3 Azrieli Center (Triangular Tower, 42nd floor), Tel Aviv, after coordination in advance telephonically with the Company's secretariat at 972-3-6075555 on Sundays – Thursdays (excluding holiday eves and holidays) between 9:00 a.m. and 4:00 p.m. until the date of convening of the meeting, and on the Israeli Securities Authority's website at: https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il.

8.2.	In addition, the English translated version of this report will also appear on the distribution website of the SEC at: http://www.sec.gov.

8.3.
The Company's representatives for the purpose of handling of this report are Adv. Ofer Hanoh and Adv. Ravid Aharoni, of Gross, Kleinhendler, Hodak, HaLevy, Greenberg and Co., whose address is 1 Azrieli Center (Circular Tower, 40th Floor), Tel Aviv, Tel: 972-3-6074444, Fax: 972-3-6074499.

Part B – Additional Details of Resolution No. 1.1 on the Agenda – Approval of the Compensation Policy

9.	Procedure for Approving the Company’s Compensation Policy

9.1.
Correct as at the date of this report, other than the Board members and the internal auditor (who is employed through outsourcing), the Company has only two officers: the Company’s CEO and the CFO. The Company does not itself engage employees, except for the Chairman of the Board, and the salary of the officers and other employees, except for the chairman of the Company’s Board of Directors, is not paid by the Company, but by its controlling shareholder, Discount Investment Corporation Ltd (“DIC”), with which the Company entered into a services agreement that was approved the Audit Committee, the Board of Directors and the shareholders’ meeting (“Services Agreement”). The Services Agreement is valid until May 2015. In accordance with the Services Agreement, the Company may give bonuses that are paid by it to the officers.

9.2.
Notwithstanding the aforesaid, the Company’s Compensation Committee and Board of Directors saw fit to determine a compensation policy covering all the components of the terms of office and employment that are customary for officers, even if at this time some of them are not necessarily relevant.

9.3.	The proposed Compensation Policy is attached to this report as Exhibit A.

9.4.
The Compensation Policy, in all its various components, was discussed at several meetings of the Compensation Committee, and after the Compensation Committee gave its recommendations, also by the Board of Directors.

9.5.
The Compensation Committee convened seven times for the purpose of formulating its recommendations to the Board of Directors with regard to the Compensation Policy. The Chairman of the Board, representatives of the Company’s management and external advisors appeared before the Board of Directors.

9.6.
On November 26, 2013, the Compensation Committee resolved to recommend that the Company’s Board of Directors approve the Compensation Policy, and on December 2, 2013 the Company’s Board of Directors approved and recommended that the general meeting approve the Compensation Policy.

9.7.
The Compensation Committee members who participated in the committee meetings at which the committee’s recommendation to the Board of Directors on the Compensation Policy was approved are: Mr. Gad Arbel (chairman and external director), Mr. Arie Ovadia and Mr. Ehud Rassabi (external director).

9.8.
The Board members who participated in the Board of Directors’ meeting at which the Compensation Policy was approved are: Arie Mientkavich, Ami Arel, Avraham Asheri; Gad Arbel (External Director), Ehud Rassabi (External Director), Prof. Arie Ovadia, Rona Dankner, Hadar Udler.

9.9.	In the framework of the aforesaid meetings, the following data and information were surveyed and reviewed:

9.9.1.
the considerations necessary to formulate a compensation policy pursuant to the Companies Law (Amendment No. 20), 5773-2013 (hereinafter: the “Amendment No. 20 to the Companies Law”), including the criteria detailed in the First Schedule “A” to the Companies Law, Part “A” (Matters that Must be Covered in a Compensation Policy) and Part “B” (Provisions that Must be Included in a Compensation Policy”);

9.9.2.	data and information on the terms of office and employment of the Company’s officers;

9.9.3.	existing agreements with the officers;

9.9.4.	the terms of employment of the Company’s employees (including information that must be covered in accordance with Amendment No. 20 of the Companies Law).

9.10.	The Company is a second-tier subsidiary public company.

10.	Summary of the Reasons of the Compensation Committee and Board of Directors for approving the Compensation Policy

11.
In addition to the reasons given in the framework of the Compensation Policy, below is a summary of the reasons of the Compensation Committee and Board of Directors for approving the Compensation Policy:

11.1.
The Compensation Policy, which regulates the terms of office and employment of the Company’s officers, is aimed at making it possible to recruit and hold on to quality management personnel in senior management positions in the long term, which the Company needs in order to continue its business success and development.

11.2.
The considerations guiding the Company’s Compensation Committee and Board of Directors in adopting the policy are advancement of the Company’s objects, work plan and policy, the creation of appropriate incentives for the Company’s officers, having regard, inter alia, to the Company’s risk management policy; the Company’s size (having regard, inter alia, to its equity, volume of assets and the average annual investment in companies); the Company’s nature as an operating holding company which invests in technology companies at different stages of development, strengthening the identity of interests between the Company’s officers and its shareholders; and with regard to terms of office and employment that include variable components – the officer’s contribution to achieving the Company’s goals and maximizing its profits over time, all in accordance with the officer’s position.

11.3.	With regard to the fixed compensation

11.3.1.	The fixed compensation constitutes a significant component of the total compensation.

11.3.2.	The Compensation Policy includes personal caps for the fixed compensation

11.3.3.
The fixed compensation, in its various components, advances maintenance of stability and continuity at the Company’s management level and thereby helps to secure the existence of a professional, quality and effective management.

11.3.4.
In determining the fixed compensation for each of the officers, regard shall also be had to the powers and responsibilities that the position entails, the officer’s education, qualifications, expertise, professional experience, accomplishments, previous agreements executed with the officer (insofar as executed) and agreements executed with the officer’s predecessor in the position and with other officers of the Company.

11.4.	With regard to the annual bonus

11.4.1.
The annual bonus shall be based on several parameters, with an appropriate balance between created between parameters based on measurable criteria, parameters relating to the activity of the Company in its entirety and personal parameters relevant to evaluation of the officer’s performance.

11.4.2.	The Compensation Policy includes commensurate bonus caps for the Company’s officers.

11.4.3.
The annual bonus is based, inter alia, on the return on the Company’s share component. The return on share component enables the officers to be compensated on the basis of the share’s performance. Where there is a high correlation between the Company’s performance and the share’s performance, this component of the bonus increases the identity of interests between the officers and the shareholders.

11.4.4.
In addition, the annual bonus shall be based on several measurable goals. The Compensation Policy makes it possible to determine the goals each year for the sake of adapting them to the Company’s changing needs and to its work plan. The goals will give expression to the performance of the Company and to the performance of the held companies, in light of the Company’s striking nature as an operating holdings company, the management of which is involved in most of the held companies’ activity.

11.4.5.
Another component of the annual bonus is evaluation of the officer’s performance by the Compensation Committee and Board of Directors. This component gives the Compensation Committee and Board of Directors a tool through which they are able to express their opinion on the officer’s functioning in the bonus year.

11.4.6.	The Compensation Policy includes personal bonus caps for each of the Company’s officers.

11.4.7.
The ratio between the fixed component and the variable component in the terms of employment of the officers, as finding expression in the caps determined for the various compensation components, is commensurate and balanced.

11.4.8.	The Compensation Policy includes provisions for refunding variable compensation paid on the basis of data that turned out to be wrong and that were re-presented in the financial statements.

11.5.	With regard to compensation components in respect of the employment’s termination

11.5.1.
The Compensation Policy determines caps for the payment components in respect of prior notice and the adaptation grant. As such, the determination of these components also takes into account the terms of office and employment of the officers and the period of their employment, their position and their responsibility.

11.5.2.
The Compensation Committee and Board of Directors did not see reason to make compensation such as the aforesaid conditional upon the Company’s performance, since the purposes underlying the grant thereof are not the same as the desire to compensate for the Company’s results or the officer’s performance and because of the relatively limited amount of the compensation components in respect of the employment’s termination that are included in the Compensation Policy. Moreover, proper expression to performance-based compensation is given in the framework of the policy’s provisions that deal with the components of the bonuses.

11.5.3.
Nonetheless, in the framework of the considerations for giving an adaptation grant, one might consider, inter alia, the period of the officer’s employment, the terms of his employment in this period, the Company’s performance in the said period, the officer’s contribution to achieving the Company’s goals and maximizing its profits, a special non-competition undertaking and the retirement circumstances.

11.6.
The Compensation Policy preparation process included a review and consideration of the gap between the compensation paid to the Company’s officers and the compensation paid to employees who work for the Company and are employed by DIC, and the subject’s consideration and discussion finds expression in the Compensation Policy.

11.7.	The Compensation Policy includes the possibility of reducing the variable components for special reasons in the Board of Directors’ discretion.

11.8.
The Compensation Policy’s terms are reasonable and customary in the circumstances of the case and having regard to the responsibility imposed on the Company’s officers and the scope of the Company’s activity.

11.9.
In light of all the aforesaid and in light of the range of data and information available to the Compensation Committee and Board of Directors, in the circumstances of the case the Compensation Policy is fitting and reasonable.

12.	Applicability to Senior Officers in Corporations’ under the Company’s Control

12.1.	The Compensation Policy shall apply directly to the Company’s officers.

12.2.
In accordance therewith, the Company’s Compensation Policy shall not apply to the terms of office and employment of officers in companies under the Company’s control (including officers as aforesaid who were included in the disclosure pursuant to Section 21 of the Securities (Periodic and Immediate Reports) Regulations, 5740-1970 in the Company’s periodic report for 2012). As a rule, the Company’s private subsidiaries are start-up companies the compensation structure of which is relevant to companies of this type. The Company is a controlling shareholder of a public company, Given Imaging Ltd (hereinafter: “Given Imaging”), the securities of which are traded on  NASDAQ and on the Tel Aviv Stock Exchange. Given Imaging approved its own compensation policy in accordance with the provisions of Amendment No. 20.

13.	Treatment of a Material Deviation between the Compensation Policy and Existing Terms of Office and Employment

13.1.
As a rule, at the time of the Compensation Policy’s determination by the Company’s Board of Directors, the terms of office and employment of the Company’s officers, to whom the Compensation Policy applies, are consistent with the Compensation Policy and there is no material deviation between the terms of office and employment of officers as aforesaid and the Compensation Policy.

14.	The Controlling Shareholder’s identity and the Rights Vesting it with Control

14.1.
DIC is considered a controlling shareholder of the Company, by virtue of its holdings correct as at December 2, 2013, 50.32% of the Company’s issued share capital and the voting rights in the Company. DIC is a public company the shares of which are traded on the Tel Aviv Stock Exchange.

14.2.	DIC’s parent company is IDB Development Corporation Ltd ("IDB Development"), which is under the full control of IDB Holding Corporation Ltd (hereinafter: “IDB Holdings”).

14.3.
To the Company's best knowledge, IDB Development and IDB Holdings are considered  as  indirect controlling shareholder of the Company by virtue of their control of DIC which is considered as the controlling shareholder of the Company as detailed above. Therefore, for the sake of caution, IDB Development and IDB Holdings may be considered as having a personal interest in the approval of the said decision due to them being controlling shareholders of DIC and the Company

14.4.
The controlling nucleus in IDB Holdings is made up of Ganden Holdings Ltd (a company under the control of Nochi Dankner and his sister Shelly Bergman), Manor Holdings B.A. Ltd (a company under the control of Isaac and Ruth Manor) and Avraham Livnat Ltd (a company under the control of Avraham Livnat), and amongst them themselves and/or subsidiaries of each of them, there exists a voting agreement in relation to most of their common control of and holdings in IDB Holdings.

14.5.
To the best of the Company's knowledge, within the framework of the legal proceedings being conducted between IDB Holdings and/or IDB Development and the trustees of their debenture holders, debt arrangements proposals in respect of the IDB Holdings’ debt were filed with the Court during November 2013, all of which include, inter alia, an investment in IDB Holdings or IDB Development by a group of investors varying from proposal to proposal. Execution of the investments included in any of the said proposals will bring about a change to the makeup of those holding control directly or indirectly of IDB Development. A court hearing regarding the approval of the debt arrangement of IDB Holding is currently set for December 15, 2013.

15.	Names of the directors with a personal interest and the nature of their personal interest

15.1.	The Chairman of the Board might have a personal interest because the Compensation Policy includes provisions regarding the terms of office and employment of the Chairman of the Board.

15.2.	All the Board members might have a personal interest because the Compensation Policy includes provisions regarding the terms of office and employment of the Company’s directors.

Part C – Additional Details in respect of Resolution No. 1.2 on the Agenda -
Approval of Application of the Compensation Policy’s Provisions to the
Company’s CEO

16.
The Company’s CEO serves as an officer (Vice President) of DIC, which is responsible for full payment of his salary, and he continues to dedicate the absolute majority of his time to his position as the Company’s CEO, in accordance with the Services Agreement. The validity of the Services Agreement, as approved by the Audit Committee, the Board of Directors and the shareholders’ meeting, is until May 2015.

17.
In accordance with the Services Agreement, the Company may give bonuses to its officers and other team members working for it, who are employed by DIC. It is noted, that to date bonuses to the CEO or other offices have not been based on pre-defined goals. Having regard to the provisions of the Companies Law (Amendment No. 20), and based on the desire that the decision on the CEO’s variable compensation (the bonus) will be in the hands of the Company itself, subject to compliance with goals that in the opinion of the Compensation Committee and the Board of Directors are consistent with the Company’s objects, goals and work plan, it is proposed to determine that the CEO will be given a variable compensation component (bonus) constituting implementation of the proposed Compensation Policy, as provided in Exhibit A attached to this report.

18.
The Compensation Committee and Board of Directors resolved, upon bringing the Compensation Policy for the meeting’s approval, to request the meeting’s approval for the Compensation Policy’s provisions to be applied to the CEO, with regard to the bonus plan, in accordance with the conditions set forth in Sections 7-10 and 27 and in accordance with any other provision relevant to the variable compensation in the Compensation Policy.

19.	Said resolution’s approval is consistent with the Compensation Policy which is being brought for the meeting’s approval in this report and subject to its approval.

20.	Details of the CEO’s Education and Experience

20.1.	The CEO has a Bachelors' degree in Finance and Management and a Masters degree in Finance and Accounting, from Tel Aviv University.

20.2.
The CEO has served as the Company’s CEO since July 1, 2010 and as joint CEO of the Company since May 1, 2009. Since January 2006, he has served as VP of DIC. In the period from January 2004 until December 2005, he served as vice president and head of the Economics and Business Development division of Bezeq – Israeli Telecommunications Corp. Ltd (“Bezeq”), director of Bezeq Beinleumi, chairman of the investment committee of the Stage 1 Venture Capital Fund, and member of the investment committee of the Eurofund Venture Capital Fund. From 2000 until December 2003, he served as manager of the Financing and Investment Department at Bezeq and prior thereto he held senior positions in other hi-tech companies. The CEO serves as director of the following companies: Cellcom Israel Ltd, RDC Rafael Development Corporation Ltd, Given Imaging Ltd, Pocared Diagnostics Ltd, Epsilon Investments House Ltd, Modi’in Energy Management (1992) Ltd.

20.3.	For details of the CEO’s qualifications, expertise and accomplishments, see also Section 27.3 below.

21.	The CEO is not a relative of an interested party in the Company.

22.
Description of the office and the matters handled in the scope thereof: The office is that of CEO and includes the performance of all the CEO’s duties pursuant to the law and pursuant to the Board of Directors’ resolutions. For a description of the terms of the annual bonus, and an annual bonus under special circumstances, see Sections 7, 8 and 21 of the Compensation Policy.

23.	For details of the possibility of basing a non-material part of the bonus on unmeasurable criteria, see Section 7.5.3 of the Compensation Policy.

24.
For details of the ratio between the variable components and the fixed components of the CEO’s terms of office and for details of the relationship between the CEO’s terms of office and employment and the salary of the Company’s other employees, see Sections 12 and 16, respectively.

25.	Details of the Terms of Office and Employment

25.1.
Below is a tabular disclosure of the CEO’s terms of office and employment, in accordance with the Sixth Schedule to the Reports Regulations (in terms of cost to employer based on the monthly salary cost, correct as at the date of the report, on an annual basis and in NIS thousands):

Compensation recipient details					Compensation for Services						Total
Name	Position	Scope of position (%)	Percentage holdings of corporation’s capital (%)	Salary (2)	Bonus	Share-based payment	Management fees	Consultancy fees	Commission	Other
Ari Bronshtein	CEO	(1)	-	Approx. NIS 1,710	Approx. NIS 1,710 assuming payment of maximum bonus. The actual annual bonus amount for 2013 will only become clear after the end of the year. For details of the CEO’s annual bonus cap and the manner of calculating the CEO’s annual bonus, see Section 7 of Compensation Policy.	-	-	-	-	-	Approx. NIS 3,420

(1)	Mr. Bronshtein is not employed by the Company but by DIC, and in the scope of his position as a VP of DIC he serves as CEO of the Company in accordance with the Services Agreement.

(2)	The amount stipulated in this Section is 100% of the total cost of the salary paid to Mr. Bronshtein by DIC.

The overall amount includes all the following components that are paid by DIC and not by the Company: 12 monthly salaries linked to the Consumer Price Index (correct as at November 2013 – approximately NIS 96 thousand, social provisions and ancillaries as customary, company car (including grossing up) and insurance for loss of working capacity. The contractual relationship between Mr. Bronshtein and DIC will terminate after three months from the date on which either of the parties gives written notice to the other of his or its desire to terminate the contractual relationship pursuant to the employment agreement. It is noted that the CEO’s salary was reduced at his request by 15% in the period between September 2012 and August 2013.

25.2.
For details regarding the CEO’s compensation for the year 2012 see the details in “Regulation 21 –Compensation which was given to the three senior offices with the highest compensation in the Company” in Part D – Additional Details of the Corporation in the Company’s 2012 Annual Report, as amended on May 6, 2013 (reference no.: 2013-01-054469).

25.3.
If the CEO’s proposed variable compensation provisions had been  in force in the years 2011 and 2012, then under the Compensation Policy, in those years, the CEO would have been entitled to a bonus, of  approximately NIS 738 thousand in 2012, while in 2011 no bonus would have been paid, such being in respect of the Company’s return on share component1.

26.	Further Details

26.1.
For details of the terms on which the CEO shall refund to the Company amounts paid by him as part of the terms of office and employment in the event of amendment of the Company’s financial statements, see Section 17 of the Compensation Policy.

26.2.
As detailed in the Compensation Policy, part of the annual bonus is based on the Company’s return on share parameter. Correct as of November 27, 2013, the Company’s return on the share for 2013 was approximately 52%. This return, insofar as it remains unchanged until the end of the bonus year in accordance with the return calculation formula stipulated in the Compensation Policy, constitutes compliance with more than 100% of the maximum threshold stipulated in the Compensation Policy, and accordingly the CEO might be entitled to the maximum annual bonus for this component in a sum of approximately NIS 855 thousand2. In respect of the measurable goals linked to the performance of the Company and the held companies component, correct as at the date of the report, it can be ascertained that the CEO will meet some of the goals and accordingly might be entitled to an annual bonus in respect of this component in a sum of at least NIS 350 thousand.

1 No data are presented of the CEO’s entitlement, if any, in respect of the variable compensation component that is conditional upon goals linked to the performance of the Company and the held companies, since there were no goals linked to the performance of the Company and the held companies for the same years and the goals for 2013 are not relevant to the said years. In addition, no data are presented of the entitlement, if any, in respect of a component that is subject to the Board of Directors’ discretion.

2 This amount does not include the possible addition to the annual bonus for the CEO with respect to 2013 for compliance by more than 100% with the maximum threshold determined in the Compensation Policy with in relation to the return on the Company's share. In accordance with the Compensation Policy, insofar as at the end of 2013, the annual return of the Company's share increases to in excess of 25%, the CEO will be entitled to an addition to the bonus in respect of this parameter in the amount of N143 thousand, however, in any event, the aggregate annual bonus will not exceed bonus cap. This addition to the bonus, to the extent it is granted, will be paid to the CEO soon after the time of approval of the financial statements of the Company for 2014 subject to compliance with the threshold conditions for the payment of the annual bonus for 2014.

27.	Process of approving the Application of the Compensation Policy’s Bonus Provisions to the CEO and the Reasons of the Compensation Committee and Board of Directors for the Approval

27.1.
On December 2, 2013, after the Compensation Committee’s approval of November 26, 2013, the Company’s Board of Directors approved application of the Compensation Policy’s bonus provisions to the CEO. For details of the Compensation Committee members who participated in the committee meeting and of the Board members who participated in the Board of Directors’ meeting, see Section 9.7 above. The directors who participated in this decision within the framework of the meeting of the Board of Directors are: Ami Arel, Avraham Asheri; Gad Arbel (External Director), Ehud Rassabi (External Director) & Prof. Arie Ovadia,

27.2.	The meetings of the Compensation Committee and Board of Directors reviewed and considered, inter alia, the following data and information:

27.2.1.	The Company’s Compensation Policy that is being brought for approval of the Company’s shareholders’ meeting in the framework of this report pursuant to Section 267A of the Companies Law;

27.2.2.	the CEO’s current terms of office and employment

27.2.3.	the terms of employment of the Company’s employees (including data that must be covered in accordance with Amendment No. 20 to the Companies Law).

27.3.
The Company’s Compensation Committee and Board of Directors found that approving application of the Compensation Policy’s bonus provisions to the CEO are beneficial to the Company and reasonable in the circumstances of the case, and that they are consistent with the Company’s Compensation Policy, for the following reasons:

27.3.1
The CEO served as a director of the Company from 2006 until his appointment as the Company’s CEO in May 2009, since when he has served as the Company’s CEO and has an in-depth knowledge of its business and organizational culture.

27.3.2
The CEO actively contributes to the Company’s business in the scope of the performance of his position. Since the beginning of his service in 2009 to date, the CEO has led the Company to aggregate profits of approximately 65 million dollars and a considerable increase in the share price, inter alia after establishing trust relations with the Company’s public shareholders. In addition, the CEO has helped stabilize the Company’s financial structure and led implementation of a business focus strategy primarily in the medical device companies, in the scope of which the Company executed sale transactions in an overall sum of more than 400 million dollars.

27.3.3
The CEO has proven and varied managerial, business and financial experience of many years. The Company’s Compensation Committee and Board of Directors believe that the CEO will greatly contribute to the Company with respect to the actions required to complete the assignments and challenges facing it.

27.3.4	The bonuses are consistent with the Company’s Compensation Policy that is being brought for the approval of the Company’s shareholders’ meeting in the framework of this report.

27.3.5
In determining the amount of the compensation, the Compensation Committee and Board of Directors considered, inter alia, the following parameters: the CEO’s education, qualifications, expertise, professional experience and accomplishments; the CEO’s contribution to the Company’s investments and to the investments’ realization after they were made; the Company’s business performance; the size of the Company and the nature of its activity; the CEO’s contribution to the Company’s business, profits, strength and stability; the Company’s need to hold onto a CEO with unique qualifications, know-how, experience and expertise; the extent of the CEO’s responsibility; the satisfaction with the CEO’s functioning; the CEO’s contribution to a proper ethics and control environment and corporate governance.

27.3.6
Because of the paucity of public companies engaging in activity similar to that of the Company, it is difficult to review and study comparative information in relation to the customary compensation in similar companies; however, the Compensation Committee and Board of Directors found that the proposed bonuses are relatively commensurate with those prevailing in companies with similar activity or a similar volume of business.

27.3.7	The maximum ratio between the fixed component and the variable component of the CEO’s terms of employment, as finding expression in the caps that were determined, is commensurate and balanced.

27.3.8
In accordance with Section 275(d) of the Companies Law, the Compensation Committee and Board of Directors considered whether the transaction the subject of this Section includes a distribution, as defined in the Companies Law, and held that the transaction does not include a distribution.

27.3.9	In light of this, the Compensation Committee and Board of Directors believe that the CEO’s proposed compensation terms are reasonable and fair in the circumstances of the case.

Details required in accordance with the Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001 (the "Transaction with a Controlling Shareholder Regulations") in relation to Resolution No. 1.2 on the Agenda

28.	Identity of the Company’s Controlling Shareholders

For details of the identity of the Company’s controlling shareholders, see Section 14 above.

29.	Names of the Controlling Shareholders with a Personal Interest in the Transaction and the Nature of their Personal Interest

Discount Investment Corporation Ltd, the controlling shareholder of the Company, might, for the sake of caution, be deemed to have a personal interest in approving application of the Compensation Policy’s provisions to the CEO, with regard to the bonus plan, in light of the fact that the CEO also serves as an officer (VP) of DIC.

In addition, to the Company's best knowledge, IDB Development and IDB Holdings are considered as  indirect controlling shareholders of the Company by virtue of their control of DIC which is considered as the controlling shareholder of the Company as detailed above. Therefore, for the sake of caution, IDB Development and IDB Holdings may be considered as having a personal interest in the approval of the said decision due to them being controlling shareholders of DIC and the Company.

30.	Names of the Directors with a Personal Interest in the Transaction and the Nature of their Personal Interest

The directors detailed below might, for the sake of caution, be deemed to have a personal interest in approving the resolution on the matter mentioned in Section 1.2 above: Arie Mientkavich, Hadar Udler and Rona Dankner. The personal interest of Messrs Arie Mientkavich, Hadar Udler and Rona Dankner in the said resolution’s approval derives from their service and/or the service of their relatives as directors and/or officers and/or employees and/or from their being interested parties and/or relatives of interested parties in DIC and/or its controlling companies.

31.	The Way in which the Consideration was Determined; the Manner of Determining the Compensation

The compensation terms have been approved by the Company’s Compensation Committee and Board of Directors. For details of the manner in which the compensation was determined, see Section 27 above.

32.	The Approvals Required for the Transaction

The approvals required for the transaction the subject of this report are the approval of the Company’s Compensation Committee, which was received on November 26, 2013, the approval of the Company’s Board of Directors, which was received on December 2, 2013 and the approval of the shareholders’ meeting, which is being convened in this report, by the special majority.

33.	Similar Transactions in the Last Two Years

No transactions have been executed pertaining to the terms of office and employment of officers of the same type as the transaction subject of this report that is being brought for the meeting’s approval or transactions similar to it, between the Company and its controlling shareholders or in which the controlling shareholders have a personal interest, which were signed in the two years preceding the date of the transaction’s approval by the Board of Directors or that are still valid on the date of the Board of Directors’ approval as aforesaid, save for the Services Agreement, which is, as aforesaid, valid until May 2015.

34.	The Reasons of the Compensation Committee and Board of Directors for Approving the Compensation Terms

For the reasons of the Compensation Committee and the Board of Directors, see Section 27.3 above.

In accordance with Section 275(d) of the Companies Law, the Compensation Committee and Board of Directors considered whether the transaction the subject of this report includes a distribution, as defined in the Companies Law, and held that the transaction does not include a distribution.

35.	Names of the Directors who Participated in the Resolutions of the Compensation Committee and Board of Directors

See Section 27.1 above.

36.	The Salary Component

As aforesaid, to date, the CEO’s bonuses have not been based on pre-defined goals. According to the resolution on the agenda, the CEO’s bonuses will be granted in accordance with the provisions of the Compensation Policy.

37.	The Authority of the Israeli Securities Authority

In accordance with Section 10 of the Controlling Shareholder Regulations, within 21 days of the date of the filing of this report, the Israeli Securities Authority or an employee authorized by it for such purpose, may instruct the Company to provide, within such time frame as the Israeli Securities Authority determines, any explanation, details, information and documents with respect to the contractual relationship the subject of this report, and instruct the Company to amend this report in such manner and at such time as it determines. In such case, the Israeli Securities Authority may order the general meeting’s adjournment to a date falling not less than three business days and not more than 35 days after publication of the amendment to this report.

If the Company is required to amend this report as aforesaid, it shall file the amendment in the manner prescribed in the Transaction with a Controlling Shareholder Regulations, send it to all its shareholders to whom this report is sent and publish a notice in such regard in the manner prescribed in the Transaction with a Controlling Shareholder Regulations, and all unless the Israeli Securities Authority has given a different instruction. Where an instruction has been given regarding the general meeting’s adjournment, the Company shall give notice thereof in an immediate report.

Part D – Additional Details in respect of Resolution No. 1.3 on the Agenda -
Approval of Application of the Compensation Policy’s Provisions to the
Chairman of the Board

38.	Main Points of the Resolution

38.1.	The Chairman of Board of Directors of the Company, Mr. Arie Mientkavich, has held the office since January 2007 on a part-time basis (50%).

38.2.
The terms of office and employment of the Chairman of the Board were duly approved in the past by the Company’s authorized corporate organs. Notwithstanding the foregoing, the Chairman of the Board has expressed his consent to a reduction of his fixed pay, currently NIS 131 thousand, to a salary of NIS 85 thousand commencing from January 1, 2014, and this contemporaneously with the approval of the Compensation Policy and for as long as it is in force and applies to him. It is clarified that in accordance with the terms of the waiver, the amount of severance pay to which the Chairman of the Board will be entitled, will be calculated relative to his average fixed pay during his term of office in the Company, such that the sum of accumulated severance pay for any given year will be based on the pay he actually received in such year. In addition, according to the existing employment agreement with him, the Chairman of the Board is entitled, upon termination of his position, to a period of three months prior notice. In the provisions of the waiver are set forth, and approval has been received from the Board of Directors and the Compensation Committee, that if and to the extent the Chairman of the Board notifies the Company or receives notification from the Company regarding the termination of his position during 2014, his pay for or in lieu of prior notice will be according to his last salary he received immediately prior to the approval of the Compensation Policy (i.e. the pay before the reduction). Commencing from 2015, he will be paid his pay for or with respect to prior notice according to his pay at the time of such termination.

38.3.
In addition to the foregoing and concurrently with the presentation of the Company’s Compensation Policy to the General Meeting for approval, the Board and the Compensation Committee saw fit to request the approval of the General Meeting for the application of the provisions of the Compensation Policy to the Chairman of the Board.

38.4.	Such approval is consistent with the Company’s Compensation Policy which is presented to the General Meeting for approval in this report and is subject to its approval.

39.	Details of the Chairman’s Education and Experience

39.1.	The Chairman of the Board has a B.A. in Political Science, and a L.L.B from the Hebrew University.

39.2.
The Chairman of the Board serves as the deputy chairman of the board of directors  of IDB Holding Corporation Ltd., as Chairman of RDC-Rafael Development Corporation Ltd., as a director of Nulens Ltd., as a director of Given Imaging  Ltd., as deputy chairman of the board of directors of Gazit Globe Ltd., chairman of the board of Gazit Globe Israel (Development) Ltd. and subsidiaries and/or affiliates thereof, chairman of the board of directors of the A. Drori Ltd. group and a director of Ronson Europe N.V. Prior to this, he served, for approximately 8 years, as the chairman of the board of directors of Israel Discount Bank Ltd. and its main subsidiaries, including Mercantile Discount Bank Ltd. and Discount Bank of New York. During his term as chairman of Israel Discount Bank Ltd., he served as the chairman of the balance sheet committee of Mercantile Discount Bank Ltd., as a member of the balance sheet committee of Israel Discount Bank Ltd. and as a member of the advisory committee, and the advisory council of the Bank of Israel. For approximately 10 years, he served as the chairman of the Israel Securities Authority, and on its behalf, as a member on the Israel CPA Council. Prior to that, he served for approximately 10 years, as a legal advisor of the Ministry of Finance.

39.3.	For details regarding the Chairman’s qualifications, expertise and achievements, see also Section 50.3 hereto.

40.	The Chairman of the Board is not a relative of an interested party of the Company.

41.
Description of the office and the matters handled in the scope thereof: The office is that of Chairman of the Board of Directors in a part-time capacity (50%), and includes the performance of all the Chairman of the Board’s duties pursuant to the law and pursuant to the Board of Directors’ resolutions.

42.	For a description of the fixed pay component to which the Chairman of the Board is entitled see Section 6 of the Compensation Policy.

43.
For a description of the conditions of the annual bonus, and the annual bonus under special circumstances, see Sections 7 and 8 to the Compensation Policy. It is noted, that in light of the Chairman of the Board’s consent to reduce his fixed pay, as of the date of approval of the Compensation Policy, his annual bonus cap for 2013 will be reduced by such amount that is equal to the difference between the cost of his annual fixed pay in 2013 to his annual cost of pay cap as set forth in the Compensation Policy, and in any event his annual bonus for 2013 will not exceed NIS 750 thousand.

44.	For a description of the arrangements upon termination of employment, including an adjustment bonus, see Section 14 of the Compensation Policy. See also Section 48.2 hereof, above.

45.	For details of the possibility of basing a non-material part of the bonus on unmeasurable criteria, see Section 7.5.3 of the Compensation Policy.

46.
For details of the ratio between the variable components and the fixed components of the Chairman of the Board’s terms of office and for details of the relationship between the Chairman of the Board’s terms of office and employment and the salary of the Company’s other employees, see Sections 12 and 16 of the Compensation Policy, respectively.

47.	Details of the Terms of Office and Employment

47.1.
Below is a tabular disclosure of the Chairman of the Board’s terms of office and employment, in accordance with the Sixth Schedule to the Reports Regulations (in terms of cost to employer based on the monthly salary cost, correct as at the date of the report, on an annual basis and in NIS thousands):

Compensation recipient details					Compensation for services						Total
Name	Position	Scope of position (%)	Percentage holdings of corporation’s capital (%)	Salary (1)	Bonus(2)	Share-based payment (3)(4)	Management Fees	Consultancy Fees	Commission	Other
Arie Mientkavich	Company’s Chairman of the Board	50%	-	Approx. NIS 2,052	Approx. NIS 750	Approx. NIS 58	-	-	-	-	NIS Approx. 2,860

(1)
The sum includes the following components: 12 monthly salaries, where the salary is updated every three months by linkage to the Consumer Price Index (as of November 2013 – NIS 131 thousand for a monthly salary, social contributions and benefits as is customary and lodging expenses. In May 2007, the general meeting of the Company’s shareholders approved (after receiving approval from the Audit Committee and the Company’s Board of Directors) the engagement, pursuant to an agreement, of Mr. Arie Mientkavich as Chairman of the Company’s Board of Directors, commencing January 8, 2007. According to the agreement, Mr. Arie Mientkavich serves as Chairman of the Company’s Board of Directors in half of a full time capacity.  Mientkavich waived 25% of the cost of his pay during the period between September 2012 and August 2013. The engagement between the parties will terminate three months after a party provides the other party with written notice of his or its desire to end the engagement pursuant to the employment agreement. According to the employment agreement, the Board of Directors will consider the granting of an annual bonus and options in the Company to the Chairman of the Board, the sum of which shall be determined by the Board of Directors, and all this subject to approval of the general meeting of the Company’s shareholders.

(2)
Assuming payment of the maximum bonus. The sum of the actual 2013 annual bonus will only be known after then end of the year. For details regarding the Chairman of the Board’s annual bonus cap and manner of calculation of the Chairman of the Board’s annual bonus, see Section 7 of the Compensation Policy.

(3)
For details regarding allocation of options (phantom) for shares of Pocared Diagnostics Ltd. (“Pocared”) to Mr. Mientkavich in lieu of a cash bonus, see Note 19.d.1 to the Consolidated Financial Statements as of December 31, 2012 and the immediate report issued on December 25, 2011 by the Company, reference no. 2011-01-373872. The amount specified in the “share based payment” column includes income of approximately USD 14 thousand that the Company reported in its financial statements for the first nine months of 2013, for the granting of the phantom options as detailed in the Note.

(4)
For details regarding Given Imaging Ltd. (“Given”) options for shares, and Given restricted share units, granted by it to Mr. Mientkavich in connection with his office as a Given director, see Note 4.d.19 to the Consolidated Financial Statements as of December 31, 2012. The amount specified in the “share based payment” column includes around USD 30 thousand that was reported by Given as an expenses in its financial statements for the first nine months of 2013, according to the IFRS2 accounting standard, for the grant of option allocation letters and restricted share units to Mr. Mientkavich as detailed in the Note.

47.2.
For details regarding the Chairman of the Board’s compensation for the year 2012 see the details in “Regulation 21 –Compensation was given to the three senior offices with the highest compensation in the Company” in Part D – Additional Details of the Corporation in the Company’s 2012 Annual Report, as amended on May 6, 2013 (reference no.: 2013-01-054469).

47.3.
If the Chairman of the Board’s proposed variable compensation provisions had been in force in the 2011 and 2012, then under the Compensation Policy, in those years, the Chairman of the Board would have been entitled to a bonus, of approximately NIS 694 thousand in 2012, while in 2011 no bonus3 would have been paid, such being in respect of the Company’s share return component.

48.	Further Details

48.1.
For details of the terms on which the Chairman of the Board shall refund to the Company amounts paid by him as part of the terms of office and employment in the event of amendment of the Company’s financial statements, see Section 17 of the Compensation Policy.

48.2.
As detailed in the Compensation Policy, part of the annual bonus is based on the Company’s return on the share parameter. Correct as of November 27, 2013, the Company’s share return for 2013 was approximately 52%. This return, insofar as it remains unchanged until the end of the bonus year in accordance with the return calculation formula stipulated in the Compensation Policy, constitutes compliance with more than 100% of the maximum threshold stipulated in the Compensation Policy, and accordingly the Chairman of the Board might be entitled to the maximum annual bonus for this component in a sum of approximately NIS 3754 thousand. With respect to the measurable goals linked to the performance of the Company and the held companies component, correct as at the date of the report, it can be ascertained that the Chairman of the Board will meet some of the goals and accordingly might be entitled to an annual bonus in respect of this component in a sum of at least NIS 153 thousand.

49.	Names of the Directors who have a Personal Interest in Approval of the Engagement and the Nature of their Personal Interest

The Chairman of the Board has a personal interest deriving from the fact that the resolution determines arrangements with regards to his own terms of office and employment.

3
No data are presented of the Chairman of the Board’s entitlement, if any, in respect of the variable compensation component that is conditional upon goals linked to the performance of the Company and the held companies, since there were no goals linked to the performance of the Company and the held companies for those years and the goals for 2013 are not relevant to the said years. In addition, no data are presented of the entitlement, if any, in respect of a component that is subject to the Board of Directors’ discretion.

4
This amount does not include the possible addition to the annual bonus for the Chairman of the Board with respect to 2013 for compliance by more than 100% with the maximum threshold determined in the Compensation Policy with in relation to the return on the Company's share. In accordance with the Compensation Policy, insofar as at the end of 2013, the annual return of the Company's share increases to in excess of 25%, the Chairman of the Board will be entitled to an addition to the bonus in respect of this parameter in the amount of N116 thousand, however, in any event, the aggregate annual bonus will not exceed bonus cap. This addition to the bonus, to the extent it is granted, will be paid to the Chairman of the Board soon after the time of approval of the financial statements of the Company for 2014 subject to compliance with the threshold conditions for the payment of the annual bonus for 2014

50.	Process of approving the Application of the Compensation Policy’s Bonus Provisions to the Chairman of the Board and the Reasons of the Compensation Committee and Board of Directors for the Approval

50.1.
On December 2, 2013, after the Compensation Committee’s approval on November 26, 2013, the Company’s Board of Directors approved application of the Compensation Policy’s bonus provisions to the Chairman of the Board. For details of the Compensation Committee members who participated in the committee meeting and of the Board members who participated in the Board of Directors’ meeting, see Sections 18.7 and 18.8 above.

50.2.	The meetings of the Compensation Committee and Board of Directors reviewed and considered, inter alia, the following data and information:

50.2.1.	the Company’s Compensation Policy that is being brought for approval of the Company’s shareholders’ meeting in the framework of this report pursuant to Section 267A of the Companies Law;

50.2.2.	the Chairman of the Board’s current terms of office and employment;

50.2.3.	the terms of employment of the Company’s employees (including data that must be covered in accordance with Amendment No. 20 to the Companies Law).

50.3.
The Company’s Compensation Committee and Board of Directors found that approving application of the Compensation Policy’s provisions to the Chairman of the Board are beneficial to the Company and reasonable in the circumstances of the case, and that they are consistent with the Company’s Compensation Policy, for the following reasons:

50.3.1.	The Chairman of the Board has served the Company since 2007, and he has many years of varied, proven management, business and financial experience and an in-depth knowledge of the Company’s business.

50.3.2.
The fixed compensation conditions of the Chairman of the Board brought to the general meeting for approval, reflect a reduction in the fixed compensation level vis-à-vis the Chairman of the Board’s existing compensation conditions, after the Chairman of the Board agreed to a reduction of around 35% in his fixed pay

50.3.3.
The Chairman of the Board actively contributes to the Company’s business in the scope performing his position. Since the beginning of his service in 2007 to date, the Chairman of the Board has led the Company in processes for increasing its financial results, reducing head office expenses, and realizing the Company’s holdings. In addition, the Chairman of the Board has led the formulation of the Company’s long term strategy, building and training a new management team, defining and being involved in the implementation of the Company’s internal compliance program.

50.3.4.
In determining the amount of the compensation, the Compensation Committee and Board of Directors considered, inter alia, the following parameters: the Chairman of the Board’s education, qualifications, expertise, professional experience and accomplishments; the Chairman of the Board’s contribution to the Company’s investments and to the investments’ realization after they were made; the Chairman of the Board’s contribution to the Company’s business, profits, strength and stability; the Company’s need to hold onto a Chairman of the Board with unique qualifications, know-how, experience and expertise; the extent of the Chairman of the Board’s responsibility; the satisfaction with the Chairman of the Board’s functioning; and the Chairman of the Board’s contribution to a proper ethics and control environment and corporate governance.

50.3.5.
The Company’s Compensation Committee and Board of Directors believe that the Chairman of the Board will greatly contribute to the Company with respect to acts required to complete the assignments and challenges facing it.

50.3.6.	The compensation is consistent with the Company’s Compensation Policy that is being brought for the approval of the Company’s shareholders’ meeting in the framework of this report.

50.3.7.
Because of the paucity of public companies engaging in activity similar to that of the Company, it is difficult to review and study comparative information in relation to the customary compensation in similar companies; however, the Compensation Committee and Board of Directors found that the proposed bonuses are relatively commensurate with those prevailing in companies with similar activity or a similar volume of business.

50.3.8.
The maximum ratio between the fixed component and the variable component of the Chairman of the Board’s terms of employment, as finding expression in the caps that were determined, is commensurate and balanced.

50.3.9.	In light of this, the Compensation Committee and the Board of Directors believe that the Chairman of the Board's proposed compensation terms are reasonable and fair in the circumstances of the case.

This report is accompanied by the following Exhibits:

Exhibit A – The Company’s Compensation Policy

Exhibit B – Voting Card

Sincerely, Elron Electronic Industries Ltd.

Details and titles of signatories for the Company:

Ari Bronshtein, CEO

Yaron Elad, CFO

Voting Card pursuant to the Companies Regulations (Voting in
Writing and Position Statements), 5766-2005 (the “Regulations”)

1.	Name of Company: Elron Electronic Industries Ltd.

2.
Type of general meeting and place and time of convening thereof: Special general meeting of the shareholders of the Company, to be convened on January 12, 2014 at 10:00 in the Company’s offices at 3 Azrieli Center, Triangular Tower, 42nd floor, Tel Aviv.

3.	Specification of the issues on the agenda which may be voted on through the voting card:

Below is a summary of the issues on the agenda of the meeting in respect of which voting is possible by way of voting card. For additional details in respect of the issues on the agenda see the immediate report released by the Company on December 5,  2013 on the Israeli Securities Authority's distribution website at: https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il, and to which this voting card is attached (the “Immediate Report”).

On the agenda of the meeting are the following issues:

3.1.	To approve the Compensation Policy for officers of the Company, in accordance with Section 267a of the Companies Law.

3.2.
Subject to the approval of the resolution stated in Section 1.1 above, to approve that the provisions of the Compensation Policy be applied to the presiding CEO, Mr. Ari Bronshtein, with regard to a bonus plan, in accordance with the conditions set forth in Sections 7-10 and 21 and to any other provision relevant to the variable compensation in the Compensation Policy.

3.3.
Subject to the approval of the resolution stated in Section 1.1 above, to approve that the provisions of the Compensation Policy be applied to the presiding Chairman of the Board, Mr. Arie Mientkavich.

4.	The place and times at which the full language of the proposed resolutions may be inspected:

The full language of the proposed resolutions that are on the meeting's agenda may be inspected at the Company’s offices at 3 Azrieli Center (Triangular Tower, 42nd floor), by coordination in advance telephonically with the Company's secretariat at 03-6075555 on Sundays – Thursdays (excluding holiday eves and holidays) between 9:00 a.m. and 4:00 p.m. until the date of convening of the meeting, and further on the Israeli Securities Authority's website at: https://www.magna.isa.gov.il  and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. In addition, the translatedEnglish version of this report will also appear on the distribution website of the SEC at: www.sec.gov.

5.	The majority required for adoption of the resolutions on the agenda:

5.1.
The majority required for adoption of the proposed resolutions specified in Sections 3.1 and 3.2 of this report is a majority of the shareholders who are entitled to vote and who are participating in the vote, either in person or through an attorney (including by proxy or voting card), provided that one of the following is fulfilled:

(1)
The count of the majority votes at the general meeting includes a majority of all of the votes of the shareholders who are not controlling shareholders of the Company or who do not have a personal interest in the approval of the Compensation Policy or the approval of the terms of office and employment of the CEO (as applicable), who are participating in the vote; The count of all of the votes of the said shareholders shall exclude abstaining votes;

(2)	The total dissenting votes from among the shareholders stated in subsection (1) above shall not have exceeded the rate of two percent of all of the Company's voting rights.

5.2.
The majority required for adoption of the proposed resolution specified in Section 3.3 above is a regular majority of the votes of the Company's shareholders entitled to vote and participating in the vote, either in person or through an attorney.

6.
Validity of the voting card: The voting card shall only be valid if accompanied by the following documents, and delivered to the Company (including via registered mail) up to seventy two hours prior to the time of the meeting, namely by January 9, 2014 at 10:00:

6.1.	If the shareholder is not registered: It is accompanied by a confirmation of ownership of the unregistered shareholder.

6.2.	If the shareholder is registered on the Company’s books: It is accompanied by a photocopy of an identity card, passport or certificate of incorporation.

A voting card not provided in accordance with the provisions of this Section shall be invalid. For this purpose, “time of delivery” shall be the time at which the voting card and the accompanying documents shall have reached the Company’s offices.

7.	Internet: The Company does not enable voting via the internet.

8.	Address for delivery of voting cards and position statements: The Company’s offices at 3 Azrieli Center, Triangular Tower, 42nd floor, Tel Aviv.

9.
Dates for delivery of position statements and voting cards: The last date for delivery of position statements of shareholders to the Company is December 22, 2013. The last date for delivery of a position statement on behalf of the Company, which shall include the answer of the Company’s Board of Directors to the position statements on behalf of the shareholders, is December 27, 2013.

10.	Distribution website address and TASE website where the voting cards and position statements are posted: https://www.magna.isa.gov.il and http://maya.tase.co.il, respectively.

11.
Receipt of confirmation of ownership: A shareholder is entitled to receive the confirmation of ownership at the TASE member’s branch or by postal delivery (against payment of the postage fee only), if so requested by him. A request for this purpose shall be made in advance for a particular securities account.

12.
Receipt of voting cards and position statements: An unregistered shareholder is entitled to receive by e-mail (to the address held by the TASE member), free of charge, a link to the language of the voting card and position statements on the distribution website, from the TASE member through which he holds his shares, unless he shall have notified the TASE member that he is not interested in receiving such a link or is interested in receiving voting cards by post for a fee. His notice in respect of the voting cards shall also be applicable to receipt of the position statements.

13.
Inspection of voting cards: One or more shareholders, holding shares on the record date at a rate constituting five percent (5%) or more of the total voting rights in the Company, and anyone holding such a rate out of the total voting rights which are not held by a controlling shareholder of the Company, as defined in Section 268 of the Companies Law (a “Controlling Shareholder”), is entitled, either in person or through an agent on his behalf, after the convening of the general meeting, to inspect the voting cards at the Company’s office (whose address is stated in Section 9 above), during normal working hours, as specified in Section 10(a) of the Regulations.

13.1.	The quantity of shares constituting 5% of the total voting rights in the Company is 1,487,189 ordinary shares of the Company.

13.2.	The quantity of shares constituting 5% of the total voting rights in the Company, which are not held by the Controlling Shareholder, is 649,893 ordinary shares of the Company.

14.
Statement of manner of vote: A shareholder shall state his vote on the issues on the agenda in Part II of this voting card, which also provides room for indicating the existence or lack of a personal interest in the resolutions as follows:

A shareholder participating in a vote in reference to the proposed resolution specified in Sections 3.1 and 3.2 shall notify the Company before the vote, and if the vote is via the voting card – shall check the appropriate place in Part II of the voting card, whether or not he is deemed as a Controlling Shareholder of the Company and/or as having a personal interest in approval of the appointment.

A shareholder who does not indicate the existence or absence of personal interest and/or his being a Controlling Shareholder of the Company (or checks having a personal interest but does not specify the nature of such interest), his vote will not be counted.

Voting card – Part II

Name of the Company: Elron Electronic Industry Ltd., Public Company 520028036

Address of the Company (for delivery and postage of voting cards): 3 Azrieli Center, Triangular Tower, 42nd floor, Tel Aviv.

Date of the meeting: January 12, 2014, at 10:00.

Type of meeting: Special general meeting.

Record date for shareholding for purposes of the right to vote at the general meeting: December 12, 2013

Details of Shareholder

Shareholder’s name: ______________________

I.D. number: _______________________

If the shareholder has no Israeli I.D. card:

Passport number: __________________

Country of issue: ______________________

Valid until: _______________________

If the shareholder is a corporation:

Corporation number: ________________

Jurisdiction of incorporation: __________________

Are you an interested party in the Company? Yes/No [please check]

For this purpose, “interested party” shall mean: (1) Anyone holding five percent or more of the company’s issued share capital or voting power, anyone entitled to appoint one director or more of the company’s directors or its general manager, anyone holding office as a director or the general manager of the company, or a corporation in which such person holds twenty five percent or more of its issued share capital or voting power, or is entitled to appoint twenty five percent or more of its directors; for this purpose –

(a)	The manager of a joint investment trust fund shall be deemed as holding the securities included in the fund’s assets;

(b)
If a person holds securities through a trustee, the trustee too shall be deemed as holding the said securities; for this purpose, a “trustee” – excluding a transfer agent and excluding anyone holding securities merely in his capacity as trustee in an arrangement, within the meaning thereof according to Section 46(a)(2)(f) or as trustee, for the allotment of shares to employees, as defined in Section 102 of the Income Tax Ordinance;

(2)	A subsidiary of the company, apart from a transfer agent;

Are you a senior officer? Yes/No [please check]

For this purpose, a “senior officer” means: An officer, as defined in the Companies Law, and the chairman of the board of directors, an alternate director, an individual appointed pursuant to Section 236 of the Companies Law on behalf of a corporation holding office as a director, comptroller, internal auditor, independent authorized signatory, and any person performing such functions even under a different title, and a senior officer in a corporation controlled by the corporation, who has a material effect on the corporation and any individual employed by the corporation in another position, who holds five percent or more of the par value of the issued share capital or voting power.

Are you an institutional investor? Yes/No [Please check]

For this purpose, an “institutional investor” means any one of the following:

(1)	A managing company – for investments made for the provident fund managed thereby;

(2)	An insurer – for investments made against yield-dependent liabilities.

And the manager of a joint investment trust fund, within the meaning thereof in the Joint Investments Trust Law, 5754-1994.

Manner of Vote:

The Issues on the agenda		Vote1			Do you have personal interest in approval of the resolution2		Are you a controlling shareholder of the Company4
		In favor	Abstaining	Against	Yes*	No	Yes*	No
1.	To approve the Compensation Policy for officers of the Company, in accordance with Section 267a of the Companies Law.

2.
Subject to the approval of the resolution stated in Section 1.1 above, to approve that the provisions of the Compensation Policy be applied to the presiding CEO, Mr. Ari Bronshtein, with regard to a bonus plan, in accordance with the conditions set forth in Sections 7-10 and 21 and to any other provision relevant to the variable compensation in the Compensation Policy.

3.
Subject to the approval of the resolution stated in Section 1.1 above, to approve that the provisions of the Compensation Policy be applied to the presiding Chairman of the Board, Mr. Arie Mientkavich.

* If the answer is affirmative – please specify:

____________________________________________________________________

____________________________________________________________________

____________________________________________________________________

1	Indicate an X or V or another clear marking in the appropriate column in accordance with the vote decision. Non-indication shall be deemed as abstaining from voting on such issue.

2
Indicate an X or V or another clear marking in the appropriate column, with respect to personal interest in approval of the resolution. A shareholder who shall not fill out this column, or who shall check “yes” and not specify, his vote shall not be counted.

______________________ Date	______________________ Signature

For shareholders holding shares via a TASE member (according to Section 177(1) of the Companies Law, 5759-1999) – this voting card is valid only together with a confirmation of ownership.

For shareholders who are registered in the Company’s shareholders’ registry – the voting card is valid when accompanied by a photocopy of the identity card/passport/certificate of incorporation.

Elron Electronic Industries Ltd.
(the “Company”)

Compensation Policy

1.	Definitions

The definitions and terms in this Compensation Policy shall have the meaning afforded to them in the Companies Law, unless defined otherwise in the context of the Compensation Policy.

The following terms in the Compensation Policy shall have the following meaning, unless explicitly stated otherwise:

“Company”	-	Elron Electronic Industries Ltd.;

“Board of Directors” or “Board”	-	the Company’s board of directors;

“Committee” or “Compensation Committee”	-	the Company’s compensation committee;

“Companies Law”	-	the Companies Law, 5759-1999;

“Compensation Policy”	-	a policy regarding Terms of Office and Employment of Officers;

“Officer”	-
a director, CEO, Deputy CEO, Vice CEO, and any and all other officers as defined in the Companies Law, insofar as will be appointed in the Company, and/or a manager who will be appointed and defined as an Officer with regard to the Compensation Policy by the Company’s Board of Directors however, in respect of specific sections of this policy, reference is made to only part of the Officers, as specified in the section;

“Monthly Salary” or “Monthly Pay”	-
the monthly salary is the monthly salary for the purpose of social benefits (excluding social benefits on the part of the Company, bonuses, equity compensation and additional benefits), subject to Section 18 below.

“Monthly Cost of Salary”	-
the cost to the Company of the employment of an Officer per month which includes the monthly salary, social benefits, fixed benefits and payments according  to law, other than bonuses and other variable compensation, and subject to the provisions of Section 18 below1.

“Bonus Year”	-	the calendar year in respect of which the bonus is paid;

“Amendment 20”	-	the Companies Law (Amendment No. 20), 5773-2012;

“Terms of Office and Employment”	-	as per their definition in the Companies Law.

1 Calculated according to the cost of the employment as aforesaid for the last month before payment of the bonus.

2.	General

2.1
On December 12, 2012, Amendment No. 20 to the Companies Law, 5759-1999 came into effect dealing with the regulation of the format of the compensation for officers in public companies and in debenture companies, and also determining a special procedure for the approval thereof. Pursuant to the amendment, the Compensation Committee and the Board of Directors of the Company have adopted this Compensation Policy.

2.2
The principles of the Compensation Policy were formulated after deliberations that were conducted by the Compensation Committee and the Board of Directors of the Company. The Compensation Committee and the Board of Directors of the Company were assisted by external consultants. In the context of the meetings as aforesaid, a review and examination were performed of, inter alia, data and information in respect of the Terms of Office and Employment of the Officers in the Company, existing agreements with the Officers, and data that is required with regard to the terms of the employment of employees in the Company pursuant to Amendment 20, and Terms of Office and Employment in other relevant companies. Due to the small number of the public companies which are similar in the nature of their operations to that of the  Company, it is difficult to examine and learn from comparative information with regard to the compensation  accepted in similar companies.

2.3
The principles of the policy were intended to determine rational, proper and fair compensation for the Company’s Officers, which would ensure that the Officers’ compensation is consistent with the best interests of the Company and its organization-wide strategy, and simultaneously leads to the enhancement of the Officers’ sense of identification with the Company and its activity, enhances their satisfaction and motivation and leads to the preservation of the high-quality Officers in the Company over time.

2

2.4
The considerations guiding the Compensation Committee and the Board of Directors of the Company upon the adoption of the policy were the promotion of the Company’s objectives, its work plan and policy; the creation of proper incentives for the Officers of the Company, considering inter alia the Company’s risk management policy; the Company’s size (considering, inter alia, its equity, scope of assets and volume of average annual investments in companies); the nature of the Company as a holding company as specified at length in Section 3 below; the reinforcement of the identity of the interests of the Company’s Officers and its shareholders; and with regard to Terms of Office and Employment which include variable components – the Officer’s contribution to the meeting of the Company’s objectives and maximization of its profits over time, and all according to the Officer’s position.

2.5
Where the Compensation Committee and Board of Directors saw fit in the context of this policy document, specific reasons and explanations were also provided. The considerations stated in this section were weighed with regard to the entire Compensation Policy also when not mentioned explicitly in a specific section.

2.6	The Compensation Policy shall be brought for the approval of the shareholders’ meeting pursuant to Section 267A of the Companies Law.

2.7	The provisions of this Compensation Policy apply solely to the Officers (as they are defined in the Companies Law) in the Company.

2.8	The Compensation Policy is worded in the masculine gender for the sake of convenience only, but its provisions shall apply in respect of women and men alike, without distinction or difference.

3.	Background on the structure of the Company

3.1
The Company is an operational holding company, which focuses on the building of technology companies that are in various stages of development. Consequently, the Company’s financial results may significantly vary from one year to the next and are significantly dependent on its investments in the held companies and on the disposition of its holdings. In view of the fact that the Company’s investments are in companies which are generally in the research and development stage and consequently record current losses due to R&D expenses, Elron recognizes its share of the losses of the held companies, in many cases irrespective of the success in the development stages and the clinical and business progress of the held companies, and will therefore usually record losses in the years in which no significant disposition transactions are performed.

3.2
As of the date of approval of this plan, other than the members of the Board of Directors and the internal auditor (who is employed through outsourcing) only two Officers hold office in the Company: the CEO of the Company and the CFO.

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3.3
Commencing from May 2009, the Company engaged in a service agreement with the controlling shareholder of the Company, Discount Investment Corporation Ltd. (below respectively, “Services Agreement” “DIC”), pursuant to which the Company receives management and administration services through a team that is employed by DIC. The Services Agreement as approved by the audit committee, the Board of Directors and the shareholders’ meeting, is in effect until May 2015.

3.4
Pursuant to the Services Agreement, the services are provided by functionaries who are appointed by DIC, subject to the receipt of the Company’s approval (the CEO of the Company and the CFO are nominated and appointed by the Company, subject to the receipt of the approval of DIC and the Company’s Board of Directors) and are either employed or retained by DIC, at its expense.

3.5
Consequently, as of the date of approval of the Compensation Policy, the Company itself does not employ employees, other than the Chairman of the Board of Directors. Accordingly, the salary of the Officers and the rest of the team operating for the Company, other that the salary of the Chairman of the Board, is not paid by the Company but by DIC. So, the Chairman of the Board of Directors has an existing employment agreement with the Company while each of the CEO of the Company and the CFO has existing employment agreements with DIC. Other than the fixed price pursuant to the Service Agreement which is paid to DIC, the Company does not bear the salary of the Officers and the rest of the team and the decision on their fixed pay and the social benefits which accompany it are in the hands of DIC. Pursuant to the Service Agreement, the Company is entitled to grant bonuses which are paid by it to its Officers and other team members who work therefor, who are employed by DIC.

3.6
Although as of the date of determination of this Compensation Policy, only the Chairman of the Board is employed by the Company and the salary of the other Officers of the Company is not paid by the Company (other than bonuses), the Compensation Committee and the Board of Directors of the Company deemed fit to determine a Compensation Policy which refers to all of the components of the Terms of Office and Employment that are accepted for Officers also if as of now, some of them are not necessarily relevant.

4.	Appointment of Officers in the Company

4.1
The Officers who currently hold office in the Company are the ones whose education, skills, professional experience and achievements are in keeping and compatible with the desired policy at the Company.

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4.2
Criteria such as managerial experience, expertise, academic education that is relevant to the position, including education and experience which instill financial expertise, shall serve as a threshold condition to the appointment for office as an Officer of the Company. Alongside the aforesaid, as specified below, in determining specific terms of office or employment, the Compensation Committee and the Board of Directors shall also consider the skills, professional experience and achievements of the candidates for the position or the ones holding office therein.

5.	Principles of terms of employment of Officers in the Company

5.1
As aforesaid, as of the date of approval of the Compensation Policy, only the Chairman of the Board of the Company is employed directly by the Company. Two additional Officers are employed by DIC pursuant to the Services Agreement. In the future also, the Company shall be entitled to employ Officers, either through their employment as salaried employees or through their employment as service providers or through employment by virtue of the Services Agreement.

5.2
The determination of compensation or the overall consideration for a specific Officer shall take into account, inter alia, the nature of the position which he is due to fill as an Officer, the powers and responsibilities that are entailed by the position, his skills, experience, education, expertise, achievements and extent of suitability of the candidate to the position he is due to fill as an Officer, previous agreements that were executed with the Officer (if any), the terms of employment of the former Officer in the position, the terms of employment that prevail in the Company for other Officers considering their rank and fields of responsibility, and the promotion of the Company’s objectives, its work plan and policy with long-term vision, creation of proper incentives for the Officer considering, inter alia, the Company’s risk management policy, size and nature of operations, the Officer’s contribution to the meeting of its objectives and the maximization of its profits, all with long-term vision and in accordance with the Officer’s position.

6.	The fixed component

This component is intended to compensate the Officer for the time that is invested in filling the position in the Company and for the performance of the current tasks of the position on a daily basis. In addition, this component is intended to give proper compensation to the Officers and to preserve high-quality Officers who are suitable for the Company’s objectives.

In this Section: “Officer” – an Officer, including the Chairman of the Board, and except for other directors and an internal auditor.

5

6.1	Annual pay (gross)

6.1.1	Chairman of the Board

6.1.1.1	The monthly pay for the Chairman of the Board of the Company shall not exceed NIS 85 thousand for a position percentage that shall be no less than 50%2.

6.1.2	CEO of the Company

6.1.2.1	The monthly pay for the CEO of the Company shall not exceed NIS 120 thousand for a full-time position3.

6.1.3	Other Officer (who is not a director or CEO)

6.1.3.1	The monthly pay for another Officer who is not a director or CEO shall not exceed NIS 90 thousand for a full-time position3.

(Below in this section for each of the Officers the “Pay Cap”)

6.1.4
Linkage of the fixed component – the Company shall be entitled to link the Officer’s fixed component to the Consumer Price Index (including a linkage of the cap amounts that are provided in this Section 6 above). The Company may determine that the fixed component shall not be reduced due to a decrease in the index however a decrease in the index shall be deducted from any and all future increases.

6.1.5
Update of the Monthly Pay component – the Officers’ pay may be updated from time to time, subject to the considerations that were described in relation to the determination of the Terms of Office and Employment for Officers and subject to the Pay Cap. With regard to the Chairman of the Board of Directors and the CEO of the Company, such update shall be deemed as immaterial and within the power of the Compensation Committee, insofar as it does not exceed 5% per year (over and above the linkage to the index), since the last pay update as aforesaid.

6.2	Reimbursement of expenses

The Officers shall be entitled to a reimbursement of out-of-pocket expenses that will be incurred by them in the context of their position, including expenses for participation in meetings, travel expenses in Israel and overseas, per diem expenses, newspapers, hospitality expenses, fees for membership in a professional organization, professional literature, against the presentation of receipts and all pursuant to the Company’s procedures.

2 To clarify, the Chairman of the Board has expressed his consent to the reduction of his monthly pay which is currently NIS 131 thousand for a 50% position, to the pay of NIS 85 thousand for the same position percentage, upon the approval of the Compensation Policy and so long as the same is in effect.
3 To clarify, this is only a Pay Cap which does not reflect the pay that exists among the Officers.

6

6.3	Social and related benefits: the Company shall be entitled to give the Officers social and related benefits as determined by law and as accepted, and in this context:

6.3.1	Provisions for provident payments and severance pay; loss of working capacity; study fund, leave; sick leave; convalescence pay;

6.3.2
Benefits that are ancillary to the salary as accepted for officers in similar positions (such as: car, landline telephone and mobile telephone, internet connection, subscription to a daily newspaper, reimbursement of accommodation expenses including a gross-up of the value of recording of the benefit for tax purposes) in accordance with the Company’s procedures.

7.	Variable compensation – annual bonus

In this Section: “Officer” – an Officer including the Chairman of the Board of Directors, and except for other directors.

7.1	The Company shall be entitled to grant variable compensation to the Officer, in accordance with the principles that are specified below.

7.2
The variable component shall reflect the Officer’s contribution to the achievement of the Company’s objectives and the maximization of its profits, with a long-term view, according to measurable criteria. The variable component shall be determined in keeping with the Company’s results and the personal performance of the Officer vis-à-vis the goals that have been defined for him in the context of filling his position according to his fields of responsibility. The Company’s Compensation Policy is that significant weight is attributed to the meeting of goals which reflect the Company’s objectives and/or strategy and to the yield for the shareholders of the Company. The Company’s objectives express the success of the Company as a whole to fulfill its plans, the Officers’ contribution to the Company’s success, the Company’s desire to maximize value for the shareholders and the Company’s wish to compensate officers for meeting such goals. Among the goals shall be included measurable goals which reflect the Company’s objectives and strategy in the short and long term in order to create an identity of the interests of the Company, its shareholders and the Officers, in the promotion of the Company’s objectives and strategy as aforesaid. Considering the contribution of the Officer which is not measurable with identified quantitative criteria, the bonus part which is based on quantifiable criteria shall be derived and calculated based on the quantifiable objectives but shall not exceed the bonus caps. The Company’s Board of Directors, with the recommendation of the Compensation Committee, shall be able to reduce up to 10% of the bonus amount, while noting the examination of the reasonableness of the bonus which was received as a result of meeting the objectives, the contribution] of the Officer to the achievement thereof and the Company’s financial and business condition. In addition, the Company’s Board of Directors shall have the power to cancel the payment of all or part of the bonus to a specific Officer in cases of the Officer’s involvement in embezzlement, fraud and/or improper procedure.

7

7.3	Threshold conditions – the Company shall be entitled to grant an annual bonus to Officers for a specific bonus year, and subject to the following threshold conditions:

7.3.1	The Company has met its financial liabilities in the bonus year.

7.3.2	The Company’s financial statements do not include a “going concern” note for the Company.

7.3.3
With regard to the component of the criteria of the return on the Company’s share as specified in Section 7.5.2 below – the Company shall be entitled to grant this component of the annual bonus to the Officers for a specific Bonus Year, provided that the return on the Company’s share is at least 5% in the Bonus Year.

7.4	Bonus cap – the annual bonus amount shall not exceed:

7.4.1	For the Chairman of the Board and the CEO of the Company – the amount equal to 12 times the Monthly Cost of Salary, for each one.

7.4.2	For the other Officers of the Company - the amount equal to 10 times the Monthly Cost of Salary, for each one.

(below, for each of the Officers, the “Annual Bonus Cap”)

7.5	Components of the annual bonus – the annual bonus shall be made up of the following components:

7.5.1	Measurable objectives that are related to the results of the Company and the held companies –

7.5.1.1
This component of the annual bonus for each Officer shall be calculated according to the Company’s, the held companies’ or the Officer’s meeting at least two measurable  objectives such as: meeting the budget, sales turnover, gross profit, operating profit, EBITDA or net profit, performance of investments in new companies, performance of transactions of disposition of the Company’s investments, meeting development milestones, obtaining regulatory approvals, submitting or receiving an FDA approval by one of the companies, recruiting a given number of patients for a trial etc.

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7.5.1.2
The goals for each Officer or for all of the Officers as a whole (other than with regard to the Chairman of the Board and the CEO) shall be recommended by the CEO and determined by the Board of Directors in the context of the Company’s work plan for the Bonus Year or shall be approved by the Compensation Committee and the Board of Directors close to the beginning of the Bonus Year. The Compensation Committee and the Board of Directors shall be entitled to also determine minimum and maximum goals. The goals with regard to the Chairman of the Board and the CEO shall be recommended by the Compensation Committee and determined by the Board in the context of the Company’s work plan for the Bonus Year or shall be approved by the Compensation Committee and the Board of Directors close to the beginning of the Bonus Year, and may be similar to the ones which were determined for the other Officers.

7.5.1.3
Subject to the aforesaid, the Company’s Board of Directors shall determine in respect of each goal separately, its weight out of all of the goals, and the required date for the meeting of the various goals. Insofar as no weight shall have been determined separately for each goal, the weight of each goal shall be equal. The Company’s Board of Directors shall be entitled to determine that the meeting of part of a specific goal shall entitle to part of the bonus for such goal, which shall be calculated in a linear manner. Goals amounting up to 100% may be set while meeting 100% of the goals entitles to 100% of the bonus cap for such component. For meeting part of the goals, the Officer shall be entitled to a proportionate annual bonus.

7.5.2	The return on the Company’s share criterion

7.5.2.1
The rationale in using the test of return on the Company’s share is that the Company’s management has a major effect on the Company’s results and performance and consequently on the capital market’s faith in the Company. Hence, the increase in the Company’s market value indicates that the capital market is expressing faith in the Company’s management and its ability to lead and promote the Company’s objectives. Hence, the bonus formula expresses the interpretation of the shareholders (the capital market) of the performance of the Company’s management.

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7.5.2.2
Such component of the annual bonus for each Officer shall be calculated based on the NIS return on the Company’s share during the Bonus Year, while the minimum return for which a bonus will be granted for such component is 10% (“Minimum Threshold”) and for a 20% return, the Officer shall be granted 100% of such component of the bonus (the “Maximum Threshold”). The bonus for such component for performance levels between the Minimum Threshold and the Maximum Threshold shall be calculated in a linear manner.

7.5.2.3
The return on the share shall be calculated as follows: in the beginning of each Bonus Year, the average price of the Company’s share shall be calculated during the 30 trading days before January 1 of such year, and at the end of each Bonus Year, the average price of the Company’s share shall be calculated during the 30 trading days before December 31 of such year. The calculation of the return shall include adjustments such as the return to the shareholders due to dividend distributions and adjustments to capital restructuring such as consolidation of shares, splitting of shares, granting of stock dividends etc.

7.5.2.4
Meeting of more than 100% of the Maximum Threshold may entitle to more than 100% of this bonus component, such that upon excess return of 5% and more above the Maximum Threshold, an increment in the amount of the Officer’s Monthly Cost of Salary shall be given, in addition to the bonus to which the Officer is entitled for such component. As aforesaid, in any event the annual bonus as a whole shall not exceed the bonus cap.

7.5.3	Component of performance evaluation with discretion

This component of the annual bonus shall be based on an evaluation in respect of the filling of the Officer’s position and his performance in the Bonus Year, and shall be granted to an Officer of the Company based on the recommendation of the CEO and with the approval of the Compensation Committee and the Board of Directors of the Company, and in respect of the Chairman of the Board and the CEO – with the approval of the Compensation Committee and the Board of Directors of the Company.

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7.6	Division between the bonus components

Below is the allocation between the bonus components that are described in Section 7.5 above with regard to the Officers:

Component	Weight out of the bonus cap

Company’s and held companies’ performance goals	35%
Return on share	50%
Discretionary Performance evaluation	15%

7.7	Timing of payment of the annual bonus – the annual bonus shall be paid to the Officers in the following manner:

7.7.1
The part of the annual bonus for the component of the measurable goals that are related to the results of the Company and the held companies, and due to the component of performance evaluation with discretion shall be paid to the Officer on a date soon after the date of approval of the Company’s financial statements for the Bonus Year.

7.7.2	The part of the annual bonus due to the criterion of the return on the Company’s share shall be paid to the Officer in the following manner:

7.7.2.1	The total bonus for the meeting of 100% of the Maximum Threshold shall be paid to the Officer on a date soon after the date of approval of the Company’s financial statements for the Bonus Year.

The balance of the bonus due to such component, if any, shall be paid on a date soon after the date of approval of the Company’s financial statements for the first calendar year after the Bonus Year in respect of which the bonus was paid (the “Deferred Payment” and “Deferred Payment Period”). The Deferred Payment shall be linked to the index. A threshold condition to the receipt of the Deferred Payment as aforesaid shall be the meeting of the threshold conditions as provided in Section 7.3 in that year.

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If in a specific Bonus Year the threshold conditions provided in this section are not fulfilled, then the deferred part that was due to be paid after such year shall be postponed to the following year, and if in the following year the threshold conditions are again not met, such deferred part shall be cancelled and not paid.

7.8
Denial of bonuses – If the office of any of the Officers expires under circumstances in which his right to severance pay can be denied in the event of termination, his entitlement to an annual bonus and any and all parts of the annual bonus yet unpaid to him shall be denied.

7.9
Publication in the annual report – each year (if and insofar as in that year an annual bonus was granted to the Chairman of the Board and/or the CEO of the Company) the Company shall publish in the annual report the measurable  goals that were set by the Board of Directors for the Chairman of the Board of Directors and/or the CEO for the Bonus Year that has lapsed, as the case may be, simultaneously with the publication of the amount of the annual bonus to be granted to the Chairman of the Board of Directors and the CEO.

8.	Annual bonus under special circumstances

Notwithstanding the provisions of Section 7 above, in a Bonus Year in which the Officers are not entitled to the receipt of an annual bonus, or are entitled to an annual bonus which is lower than twice the Officer’s Monthly Cost of Salary, the Compensation Committee and the Board of Directors shall be entitled to grant each Officer4 a special bonus, which shall not exceed the amount of twice the Officer’s Monthly Cost of Salary or supplementation to the aforesaid amount, as the case may be, such that the total annual bonus amount to which the Officer is entitled together with the aforesaid special bonus shall not exceed twice the Officer’s Monthly Cost of Salary and all if they shall have deemed that there are reasons justifying the aforesaid.

4 Including the Chairman of the Board, and except for other directors.

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9.
Calculation of bonuses in the event of partial employment in the course of the Bonus Year – in the event that the employment relationship between the Officer and the Company expires in the course of the Bonus Year after March 31, or in the event that an Officer has commenced his employment in the course of the Bonus Year and has completed at least three months of employment, the annual bonus amount shall be calculated pursuant to this Compensation Policy, at the end of the calendar year, while the goals that were set shall be amended and calculated proportionately in accordance with the Officer’s period of employment in the part of such year, and the Officer shall be entitled to the share of the annual bonus proportionately to the period of his employment in the year.

10.
Taxes and mandatory payments which apply to the Officer by law shall be deducted from any and all bonuses that are due to the Officers. Bonuses shall not be considered as part of the salary with regard to provisions and related payments, subject to any and all laws.

11.	Variable equity component

11.1
The Company’s Compensation Policy document does not include the possibility of granting equity compensation. The Company shall be entitled to adopt an equity compensation plan in the future which will be brought for the required approval in the Company’s organs and shareholders’ meeting.

11.2
The Company’s Officers occasionally serve as officers and directors in held companies of the Company in which equity compensation plans exist. In the event that an Officer of the Company either serves or will serve as an officer or director in a public held company, the Officer shall be compensated according to the compensation policy of the public held company (in respect of the equity compensation), independently of the other compensation components in the Company, and all in accordance with the compensation policy and compensation plans of the public held company, and shall not be considered as compensation which is granted by the Company.

12.	Ratio between a fixed component and a variable component

The cap of the maximum variable component which is paid by the Company pursuant to this Compensation Policy to each Officer shall not exceed 50% of the comprehensive annual cost of the Terms of Office and Employment of the Officer.

13.	Compensation for directors

13.1	The terms of employment of the Chairman of the Board shall be determined according to the principles specified above.

13.2
Other than the Chairman, the compensation for directors of the Company shall be annual compensation and compensation per meeting (including in the event of a written resolution or a telephone conversation) and reimbursement of expenses, to be determined in accordance with the provisions set forth in the Companies Regulations (Rules on Compensation and Expenses of an Outside Director), 5760-2000 (the “Compensation Regulations”), up to the maximum compensation which is permitted under the Compensation Regulations, according to the rating that is appropriate for the Company which is determined according to its equity level (as being from time to time), including with regard to companies, the securities of which have been offered to the public or are traded overseas. Lawful VAT shall be added to the annual compensation and the compensation per meeting, insofar as necessary.

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13.3
While noting the Company’s nature and size, as being from time to time, the functions and duties of a director of the Company, the Company is entitled to determine that the payments to the directors shall also be pursuant to the provisions that apply to proportionate compensation according to the Compensation Regulations.

14.	Term of office of the Officer and arrangements for termination of employment

In this Section: “Officer” – an Officer, including Chairman of the Board of Directors and except for other directors.

14.1
Terms of retirement or specific severance pay shall be determined, for all of the Officers and employees of the Company, which shall take into consideration the Officer’s terms of employment upon his retirement, the length of time the Officer has been with the Company, his contribution thereto, and the circumstances of his retirement. With regard to new employees and Officers, the terms shall be determined according to the common practice at the Company and under similar terms.

14.2
The term of the agreements – the employment agreements of Officers shall generally be for an indefinite period of time, with each party being entitled to terminate the employment agreement at any time, subject to a prior notice period set in the agreement. The aforesaid notwithstanding, in the future the Company shall be entitled to engage with Officers for a limited period that shall not exceed three years, in the course of which each party shall be entitled to terminate the agreement at all times, subject to a prior notice period set in the agreement.

14.3
Severance pay – in each case of termination of an employment relationship (other than under circumstances of termination of the Officer under circumstances which, in the opinion of the Compensation Committee and the Board of Directors, confer on the Company (or its affiliate) the right to terminate him without payment of severance pay pursuant to the law), the Officer shall be entitled to full severance pay by law or pursuant to Section 14 of the Severance Pay Law, in accordance with the agreement with the employee.

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14.4
Payment in lieu of prior notice – the Company shall be entitled to give the Officer prior notice for a period that shall not exceed 3 months, in the course of which the Officer shall undertake to provide services to the Company in practice, during which the employee shall be entitled to all of the conditions and benefits and to bonuses, for the period in which he was employed in practice. The Company shall be entitled to waive the employment of the Officer in the Company during the prior notice period and pay the consideration which is due to him in lieu of the prior notice together with the related benefits or the value thereof, also in the event of immediate termination of employment. The prior notice period shall be determined at the time of the engagement with the Officer or close thereto. The considerations for the giving of a prior notice period may include, inter alia, the Officer’s period of employment, position and terms of employment in such period.

14.5	Adjustment grant –

14.5.1
Due to the discontinuation of the employment of an Officer at the Company, and subject to his holding office for at least 36 months, the Compensation Committee shall be able to approve an adjustment grant for the Officer (over and above the Officer’s rights to severance pay as specified in Section 14.3 above) which shall not exceed the amount of up to 6 times the Monthly Cost of Salary for each Officer. The Company is entitled to condition the payment of the grant on a non-competition undertaking by the Officer during the adjustment period.

14.5.2
The considerations for giving an adjustment grant may include, inter alia, the Officer’s employment period, his terms of employment in such period, the Company’s results in such period, the Officer’s contribution to meeting the Company’s objectives and maximization of its profits, a special non-competition undertaking, and the circumstances of the retirement.

15.	Insurance and indemnification

15.1
D&O liability insurance –The Company shall be entitled to purchase a D&O liability insurance policy which will apply to directors and the Officers of the Company and/or its subsidiaries, as being from time to time, which will insure their liability subject to limitations and approvals set forth in the law (including run-off insurance or insurance in relation to relevant events or activities). The scope of the insurance coverage shall be determined from time to time according to the scope of the Company’s operations and the risks entailed thereby, the Company’s equity and it being a public company.

15.2
Advance indemnification – The Company shall be entitled to give an undertaking to advance indemnification to each Officer of the Company in his capacity as an Officer of the Company or by virtue of his position in other companies in which he was appointed on behalf or at the request of the Company, subject to limitations and approvals set forth in the law. The indemnification amount which the Company will pay to all of the Officers, cumulatively, including Officers who either do or will hold office, at the request of the Company, as officers of other companies, under all of the letters of indemnification that will be issued to them by the Company pursuant to the indemnification resolution, for monetary liability, shall not exceed 25% (twenty five percent) of the Company’s equity (in USD), according to the Company’s last (annual or quarterly) financial statements that are known before the payment of the actual indemnification plus amounts received, if any, from the insurance company in the context of an insurance in which the Company engaged. Nothing in the aforesaid derogates from an indemnification undertaking if and insofar as approved and/or given in the past by the Company to Officers, and which is valid.

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15.3	Retroactive indemnification – the Company shall be entitled to indemnify any and all Officers retroactively in the widest manner that is possible pursuant to the Companies Law.

15.4
Nothing in this Compensation Policy derogates from the resolutions of the Company which were previously adopted with regard to the giving of advance indemnification and/or advance exemption from liability to Officers, as permitted under the Companies Law.

16.	The ratio between the Terms of Office and Employment of the Officers and the salary of the Company’s employees

16.1
The Compensation Committee and the Board of Directors have deliberated the ratios between the maximum possible annual cost of the Terms of Office and Employment of the Officers and the annual and median cost of the terms of employment of all of the employees to the Companywho are, as aforesaid, DIC employees.

16.2
The Company does not employ contract workers on a regular basis but very occasionally and for limited and fixed periods of time. Accordingly, the Compensation Committee and the Board of Directors deemed that the examination of the ratio between the Terms of Office and Employment of the Officers of the Company and the terms of the employment of the contract workers is irrelevant.

16.3
For 2012, the cost of the Terms of Office and Employment of the CEO of the Company is approximately2.1 times the average cost and approximately. 4.3 times the median cost of the terms of employment of the other Company employees. The ratios below are based on the employment cost, but do not take bonus payments into account.

16.4
For 2012, the cost of the Terms of Office and Employment of the Chairman of the Board (in terms of a full-time position, prior to the reduction in his fixed pay pursuant to this document) is approximately 7 times the average cost and approx. 10.6 times the median cost of the terms of employment of the Company’s other employees. The ratios below are based on the employment cost but do not take bonus payments into account.

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16.5
For 2012, the cost of the average Terms of Office and Employment of all of the Officers of the Company is approx. 4.3 times the average cost  of the terms of employment of all of the Company’s employees and approx. 6.2 times the median cost of the terms of employment of all of the Company’s employees.

16.6
After having examined the Terms of Office and Employment of the Officers as aforesaid and the salary which is paid to the Company’s employees, the Compensation Committee and the Board of Directors believe that the gaps between the Terms of Office and Employment that are paid to the Officers and the Terms of Office and Employment that are paid to the Company’s employees at present do not have an adverse effect on the labor relations at the Company.

16.7
Upon determining the Terms of Office and Employment of the Officers at the Company, the Compensation Committee and the Board of Directors intend to address, inter alia, the ratio between the Terms of Office and Employment of the Officers and the terms of the Company’s employees and the possible effect of the ratio on the labor relations at the Company.

17.	The returning of amounts that were granted to Officers, to the Company

17.1
In the event that within 3 years from the date of approval of the Company’s consolidated and audited financial statements for the Bonus Year, its financial statements are amended such that, had the bonus amount that was due to the Officer for such year been calculated according to the amended figures, the Officer would have received a bonus that is lower than such which he received in practice, the Officer shall return the difference between the amount of the bonus which he received and that to which he would have been entitled pursuant to such amendment, to the Company. The aforesaid amounts shall be returned without linkage .The manner of returning the amounts to the Company, including the installment payment arrangement, shall be determined by the Compensation Committee and the Board of Directors of the Company, provided that they are performed within a reasonable time, considering the circumstances of the case. In the event that the Company’s consolidated and audited financial statements for any year are amended such that, had the bonus amount which was due to the Officer for such year been calculated according to the amended figures, the Officer would have received a higher bonus, the Company shall pay the Officer the difference between the bonus amount to which he would have been entitled and such which he received pursuant to the aforesaid amendment. The aforesaid amounts shall be paid without linkage. The amounts to be returned (whether to the Company or the Officer) shall be calculated considering the mandatory payments under law that were performed by the Officer due to the amount that was initially paid to him, and any and all reimbursements of such mandatory payments that the Officer will receive for the amount that he returns.

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17.2
The provisions of this section shall not apply in the event that the amendment of the Company’s financial statements is performed due to changes in the accounting standards or in legislation, the application of which shall commence after the date on which the Company’s Board of Directors will approve, for the first time, the Company’s financial statements for such year.

18.	Employment as a contractor or through a management company

The Company may retain the Officer as a self-employed worker rather than as a salaried employee. In such a case, the maximum payment made to him shall be calculated according to the cap of the cost of pay to a salaried employee for the Company in his position (with the required adjustments) and the principles of the Compensation Policy shall apply with regard to him, mutatis mutandis.

19.	An immaterial change in the terms of the employment

19.1
Pursuant to the provisions of the law, the Compensation Committee shall be entitled to approve an immaterial change in the terms of the employment that were approved pursuant o this policy as provided in Section 272(d) of the Companies Law.

19.2
In this context the Compensation Committee shall be entitled to approve, from time to time, in the course of the period of the Compensation Policy, changes in an Officer’s compensation, the cumulative result of such changes for each Officer not exceeding 5% per year of the annual cost for the Company of the Officer’s compensation as being prior to the changes pursuant to Section 272(d) of the Companies Law, as changes which are immaterial relative to the amount of the overall annual compensation cost that is borne by the Company due to the Officer’s office.

19.3	To clarify, a change which is not considered an immaterial change shall be approved pursuant to the law.

20.	Period of the Compensation Policy

The Compensation Policy shall be valid for a three year period which shall commence from the date of receipt of the general meeting’s approval of the Compensation Policy.

21.	Payment of annual bonuses to Officers for 2013

21.1
While noting the date of approval of the Compensation Policy, the Compensation Committee and the Board of Directors have determined that with regard to the payment of the annual bonus for 2013, the principles of this Compensation Policy including the bonus caps and the manner of calculation thereof shall apply, while the objectives that are measurable that are related to the results of the Company and the held companies were set during 2013.

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21.2
At the same time, in view of the Chairman of the Board’s consent to reduce his fixed pay from the date of approval of the Compensation Policy, the cap of his annual bonus for 2013 shall be reduced by the amount that is equal to the difference between the cost of his fixed annual pay in 2013 and the cap of the cost of the annual pay that was determined for him in this policy document, and in any event his annual bonus for 2013 shall not exceed NIS 750 thousand.

22.	Miscellaneous

22.1
Nothing in this document establishes any right (including a right to receive compensation of any kind and type whatsoever) of Officers to whom this Compensation Policy applies, and/or of any other third party.

22.2
Changes may occur in the identity of the Officers from year to year and persons who have held office as Officers in a specific year and whose Terms of Office and Employment were subject to this Compensation Policy will not necessarily continue their office as Officers in the following years, and their Terms of Office and Employment shall not be subject to this policy, and vice versa. In addition, the Company shall be entitled to change the Terms of Office and Employment of any Officer at all times and shall not be obligated to apply to the Officer the same Terms of Office and Employment which applied to him in previous years.

22.3
From time to time, the Compensation Committee and the Board of Directors shall examine the Compensation Policy and the need to adjust the same and particularly if a material change shall have occurred in the circumstances which existed upon the determination hereof or for other reasons, and shall examine the need to determine a compensation plan for Officers of the Company while noting the Compensation Policy.

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ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 12, 2014

The undersigned hereby constitutes and appoints ROY CARMONA, ADV the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on December 12, 2013 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on January 12 , 2014, at 10:00 am (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here      ☒  .

1.     Proposal No. 1 - To approve the Compensation Policy for officers of the Company, in the form attached to the Company's proxy statement, in accordance with Section 267a of the Companies Law, 1999.

❑FOR         ❑AGAINST         ❑ABSTAIN

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.

❑YES         ❑NO

If your response to the above question is YES, please provide details:

2.     Proposal No. 2 - Subject to the approval of the resolution stated in Section 1 above, to approve that the provisions of the Compensation Policy be applied to the presiding CEO, Mr. Ari Bronshtein with regard to a bonus plan, in accordance with the conditions set forth in Sections 7-10 and 21 of the Company's Compensation Policy,  and to any other provision relevant to the variable compensation in the Compensation Policy.

❑FOR         ❑AGAINST                                                       ❑ABSTAIN

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.

❑YES         ❑NO

If your response to the above question is YES, please provide details:

3.     Proposal No. 3 Subject to the approval of the resolution stated in Section 1 above, to approve that the provisions of the Compensation Policy be applied to the presiding Chairman of the Board, Mr. Arie Mientkavich.

❑FOR         ❑AGAINST         ❑ABSTAIN

PLEASE STATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON".

❑YES         ❑NO

NOTE: Under the Companies law, 1999 you are required to indicate whether or not you are a "controlling person" and whether or not you have a personal interest in resolution nos.1 and 2 described  above and if so, to provide the necessary details in connection therewith.

 The term "personal interest"  includes the personal interest of any of your relatives or any entity in which you or any of your relatives (i) holds 5% or more of the issued and outstanding share capital or voting rights, or (ii) has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or (iii) is a director or a general manager. The term "personal interest" also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" AND WHETHER OR NOT YOU HAVE A PERSONAL INTEREST, OR MARK THAT YOU HAVE A PERSONAL INTEREST BUT DO NOT PROVIDE THE NECESSARY DETAILS IN CONNECTION THEREWITH, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR WITH RESPECT TO THE RESOLUTIONS DESCRIBED IN PROPOSALS NO. 1 AND 2.

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in the Proposal listed above.

Dated: ______________________, 2013

________________________________
IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.